Exhibit 99.1

ILG, INC.

EXPLANATORY NOTE

ILG, Inc. (“ILG”) is filing this Current Report on Form 8‑K to revise its historical “Selected Financial Data,” “Management Discussion and Analysis of Financial Condition and Results of Operations,” and “ILG’s Principles of Financial Reporting” comprising Items 6 and 7 of ILG’s 2017 Annual Report on Form 10‑K. These sections have been recast to reflect ILG’s adoption of the Financial Accounting Standard Board’s Accounting Standards Codification Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) on a retrospective basis to facilitate ILG’s previously announced transaction with Marriott Vacations Worldwide Corporation.

The revised Items 6 and 7 have been updated in compliance with generally accepted accounting principles to reflect the retrospective adoption of ASC 606 for the respective periods noted, and should be read in conjunction with the recast consolidated financial statements for each of the three fiscal years in the period ended December 31, 2017 included in our Current Report on Form 8-K filed on June 5, 2018, our 2017 Annual Report and our first quarter 2018 Form 10-Q.

Except as described above, we have not modified or updated other disclosures contained in ILG’s Consolidated Financial Statements and Notes thereto included in the 2017 Form 10‑K, as amended by the Current Report on Form 8‑K filed June 5, 2018. Accordingly, this Form 8‑K, with the exception of the foregoing, does not reflect events occurring after the date of filing of the 2017 Form 10‑K or update disclosures to already disclosed subsequent events or that are affected by any further subsequent events. Consequently, all other information not affected by the additions described above is unchanged and reflects the disclosures and other information made at the dates of the filing of the 2017 Form 10‑K and should be read in conjunction with our filings with the SEC subsequent to such dates, including amendments to such filings, if any.

Item 6.    Selected Financial Data

The following Selected Financial Data should be read in conjunction with the consolidated financial statements and notes thereto in the Current Report on Form 8‑K filed June 5, 2018 and “Management’s Discussion and Analysis of Financial Condition and Results of Income” in Item 7 of this report.

Financial Information(16):

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In millions, except per share data)
Statement of Income Data
Revenue	$1,771	$1,357	$699	$614	$501
Operating income	225	193	130	127	133
Net income attributable to common stockholders	174	270	74	79	81
Adjusted net income(1)	145	135	77	80	81
EBITDA(1)	305	414	167	159	155
Adjusted EBITDA(1)	352	310	186	173	166
Earnings per share
Basic	$1.40	$2.67	$1.28	$1.38	$1.42
Diluted	1.38	2.65	1.27	1.36	1.40
Adjusted earnings per share(1)
Basic	$1.17	$1.34	$1.34	$1.40	$1.42
Diluted	1.15	1.33	1.32	1.39	1.41
Dividends declared
Dividends declared per share of common stock	$0.60	$0.48	$0.48	$0.44	$0.33

	December 31,
	2017	2016	2015	2014	2013
	(In millions)
Balance Sheet Data
Total assets	$3,687	$3,314	$1,282	$1,324	$1,022
Long-term debt, net of current portion	562	580	416	484	250
ILG stockholders' equity	1,679	1,574	434	384	344
Noncontrolling interest	37	26	33	36	33

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in millions)
Vacation Ownership
Resort operations revenue	$213	$136	$17	$4	$—
Management fee revenue	155	110	88	89	42
Sales of vacation ownership products, net	464	313	27	7	—
Consumer financing revenue	89	57	5	1	—
Cost reimbursement revenue(2)	228	170	57	29	17
Total Vacation Ownership revenue	$1,149	$786	$194	$130	$59
Vacation Ownership gross margin	45%	43%	39%	39%	42%
Vacation Ownership gross margin excluding cost reimbursement	56%	55%	55%	50%	60%
Exchange and Rental
Transaction revenue(3)	$198	$198	$193	$193	$199
Membership fee revenue(4)	143	138	129	128	135
Ancillary member revenue(5)	9	8	8	7	7
Total member revenue	350	344	330	328	341
Club rental revenue(6)	105	63	9	2	—
Other revenue(7)	20	21	22	23	24
Rental management revenue(8)	49	48	50	48	30
Cost reimbursement revenue(2)	98	95	94	83	47
Total Exchange & Rental revenue	$622	$571	$505	$484	$442
Exchange and Rental gross margin	56%	58%	61%	62%	67%
Exchange and Rental gross margin excluding cost reimbursement	67%	69%	74%	75%	75%

Operating Statistics(9):

	Year Ended December 31,
	2017	2016	2015	2014	2013
Vacation Ownership
Total timeshare contract sales (in millions)(10)	$561	$358	$98	$25	$—
Consolidated timeshare contract sales (in millions)(11)	$498	$295	$26	$7	$—
Volume per guest(12)	$3,049	$2,852	$1,941	$2,277	$—
Tour flow(13)	161,396	101,879	13,405	3,031	—
Exchange and Rental
Total active members at end of period (000's)(14)	1,813	1,822	1,811	1,799	1,815
Average revenue per member(15)	$190.05	$185.91	$178.76	$180.55	$187.13

	Year Ended December 31,
Including Vistana as if acquired on January 1 of the earliest period shown:	2017	2016	2015
Vacation Ownership
Total timeshare contract sales (in millions)(10)	$561	$514	$473
Consolidated timeshare contract sales (in millions)(11)	$498	$449	$393
Volume per guest(12)	$3,049	$3,017	$2,849
Tour flow(13)	161,396	146,281	135,860
Exchange and Rental
Average revenue per member(15)	$190.05	$191.61	$194.60

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
2017
Vacation Ownership
Total timeshare contract sales (in millions)(10)	$143	$142	$136	$141
Consolidated timeshare contract sales (in millions)(11)	$122	$128	$122	$126
Volume per guest(12)	$3,267	$3,036	$2,884	$3,036
Tour flow(13)	36,776	41,689	41,831	41,100
Exchange and Rental
Total active members at end of period (000's)(14)	1,829	1,812	1,814	1,813
Average revenue per member(15)	$52.12	$47.39	$46.47	$44.32

2016
Vacation Ownership
Total timeshare contract sales (in millions)(10)	$26	$77	$127	$128
Consolidated timeshare contract sales (in millions)(11)	$7	$62	$111	$115
Volume per guest(12)	$2,270	$2,713	$2,859	$2,974
Tour flow(13)	3,049	22,479	38,253	38,098
Exchange and Rental
Total active members at end of period (000's)(14)	1,824	1,809	1,828	1,822
Average revenue per member(15)	$49.36	$46.76	$46.34	$43.40

	Quarter Ended
Including Vistana as if acquired on January 1 of the earliest period shown:	March 31,	June 30,	September 30,	December 31,
2017
Vacation Ownership
Total timeshare contract sales (in millions)(10)	$143	$142	$136	$141
Consolidated timeshare contract sales (in millions)(11)	$122	$128	$122	$126
Volume per guest(12)	$3,267	$3,036	$2,884	$3,036
Tour flow(13)	36,776	41,689	41,831	41,100
Exchange and Rental
Average revenue per member(15)	$52.12	$47.39	$46.47	$44.32

2016
Vacation Ownership
Total timeshare contract sales (in millions)(10)	$138	$122	$127	$128
Consolidated timeshare contract sales (in millions)(11)	$117	$106	$111	$115
Volume per guest(12)	$3,406	$2,867	$2,859	$2,974
Tour flow(13)	33,691	36,239	38,253	38,098
Exchange and Rental
Average revenue per member(15)	$53.28	$48.54	$46.34	$43.40

(1)

Refer to “ILG’s Principles of Financial Reporting” within Item 7 of this annual report on Form 10‑K for definitions of these non‑GAAP measures. Additionally, refer to “Reconciliations of Non‑GAAP Measures” within Item 7 for full reconciliations of these non‑GAAP measures to their respective GAAP measures.

(2)

Represents the compensation and other employee‑related costs directly associated with managing properties that are included in both revenue and expenses and that are passed on to the property owners or homeowners associations without mark‑up. Cost reimbursement revenue of the Vacation Ownership segment also includes reimbursement, without mark-up, of certain sales and marketing expenses and, in some cases, certain other expenses, pursuant to contractual arrangements.

(3)	Represents Interval Network, Vistana Signature Network and Hyatt Residence Club transactional and service fees paid primarily for exchanges, Getaways, reservation servicing and related transactions.
(4)	Represents fees paid for membership in the Interval Network, Vistana Signature Network and Hyatt Residence Club.
(5)	Includes revenue related to insurance and travel‑related services provided to Interval Network members.
(6)	Represents rentals generated by the Vistana Signature Network and Hyatt Residence Club mainly to monetize inventory to provide exchanges through hotel loyalty programs.
(7)

Includes revenue related primarily to exchange and rental transaction activity and membership programs outside of the Interval Network, Vistana Signature Network and Hyatt Residence Club, sales of marketing materials primarily for point‑of‑sale developer use, and certain financial services‑related fee income.

(8)	Represents rental management revenue earned by our vacation rental businesses within our Exchange and Rental segment, exclusive of cost reimbursement revenue.
(9)

As part of the continued integration of our VO business, in the fourth quarter of 2017 we harmonized and clarified the calculation of total timeshare contract sales and consolidated timeshare contract sales to report all sales gross of incentives. In order to aid comparability, we have recast prior periods.

(10)

Represents total timeshare interests sold at consolidated and unconsolidated projects pursuant to purchase agreements, gross of incentives and net of actual cancellations and rescissions, where we have met a minimum threshold amounting to a 10% down payment of the contract purchase price during the period. For upgrade sales, we include only the incremental value purchased.

(11)

Represents total timeshare interests sold at consolidated projects pursuant to purchase agreements, gross of incentives and net of actual cancellations and rescissions, where we have met a minimum threshold amounting to a 10% down payment of the contract purchase price during the period. For upgrade sales, we include only the incremental value purchased.

(12)	Represents consolidated timeshare contract sales excluding telesales, divided by tour flow during the period.
(13)	Represents the number of sales presentations given at sales centers (other than at unconsolidated properties) during the period.
(14)

Represents active members of the Interval Network as of the end of the period. Active members are members in good standing that have paid membership fees and any other applicable charges in full as of the end of the period or are within the allowed grace period. All Hyatt Residence Club members and Vistana Signature Network members are also members of the Interval Network.

(15)

Represents membership fee revenue, transaction revenue and ancillary member revenue for the Interval Network, Hyatt Residence Club and Vistana Signature Network for the applicable period divided by the monthly weighted average number of active members during the applicable period.

(16)

Financial information for fiscal years 2017, 2016 and 2015 have been recast to reflect our adoption of the Financial Accounting Standard Board’s Accounting Standards Codification Topic 606 “Revenue from Contracts with Customers” (ASC 606). Financial information for fiscal years 2014 and 2013 remain as historically reported and may not be directly comparable to the other periods presented.

Item 7.    Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

The following Management Discussion and Analysis provides a comparative discussion of the results of operations and financial condition of ILG for the three years ended December 31, 2017. This section should be read in conjunction with the consolidated financial statements and accompanying notes included in this Form 10‑K for the year ended December 31, 2017, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). This discussion includes the following sections:

•	Management Overview
•	Critical Accounting Policies and Estimates
•	Results of Operations
•	Financial Position, Liquidity and Capital Resources
•	ILG’s Principles of Financial Reporting
•	Reconciliations of Non‑GAAP Measures

MANAGEMENT OVERVIEW

General Description of our Business

ILG is a leading provider of professionally delivered vacation experiences and the exclusive global licensee for the Hyatt, Sheraton and Westin brands in vacation ownership. We operate in two segments: Vacation Ownership (VO) and Exchange and Rental. The Vacation Ownership operating segment consists of the VOI sales and financing business of Vistana and HVO as well as the management related business of Vistana, HVO, VRI, TPI and VRI Europe. The Exchange and Rental operating segment consists of Interval, the Vistana Signature Network, the Hyatt Residence Club, the TPI operated exchange business, and Aqua-Aston Holdings, Inc.

Vacation Ownership engages in the sales, marketing, financing, and development of vacation ownership interests; the management of vacation ownership resorts; and related services to owners and associations. Exchange and Rental offers access to vacation accommodations and other travel‑related transactions and services to leisure travelers, by providing vacation exchange services and vacation rentals, working with resort developers and operating vacation rental properties.

Vacation Ownership Services

Revenue from the VO segment is derived principally from sales of VOIs and related fees earned by Vistana and HVO, interest income earned for financing these sales, fees for resort operations and HOA management services, and rental and ancillary revenues, including from hotels owned by Vistana and HVO.

Vistana and HVO sell, market, finance, develop and, in the case of HVO, license, the brand for vacation ownership products. Purchasers are generally automatically enrolled in either the Vistana Signature Network or the Hyatt Residence Club as well as the Interval Network. In addition, HVO receives fees for sales and marketing, brand licensing and other services provided to properties where the developer is not controlled by us.

Sales of VOIs may be made in exchange for cash or we may provide financing to qualified customers. These loans generally bear interest at a fixed rate, have a term of up to 15 years and require a minimum 10% down payment. The typical financing agreement provides for monthly payments of principal and interest, with the principal balance of the loan fully amortizing over the term of the related vacation ownership note receivable. Our financing propensity for the year ended December 31, 2017 was approximately 68%. Historical default rates, which represent the trailing twelve months of defaults as a percentage of each period’s beginning gross vacation ownership notes receivable balance, were 4.5% and 4.4% as of December 31, 2017 and 2016, respectively.

We have exclusive global master license agreements with Starwood for use of the Westin and Sheraton brands in vacation ownership and with Hyatt Hotels Corporation for the use of the Hyatt brand in vacation ownership.

We provide management services to over 200 vacation ownership properties and/or their associations through Vistana, HVO, TPI, VRI and VRI Europe. Vistana and HVO provide management services for their respective branded luxury and upper upscale resorts. TPI and VRI provide property management, homeowners’ association management and related services to timeshare resorts in North America. VRI Europe manages vacation ownership resorts in Spain and the Canary Islands, the United Kingdom, France and Portugal. Our management services are provided pursuant to agreements with terms generally ranging from one to ten years (with several indefinite lived contracts in Europe), many of which are automatically renewable. Management fees are negotiated amounts for management and other specified services, and at times (including for most of the Vistana and HVO properties) are based on a cost-plus arrangement.

Exchange & Rental Services

Our Exchange and Rental segment offers owners, members and guests access to world-class destinations and an array of benefits and services. These are provided through vacation exchange within the Interval Network, the Vistana Signature Network, the Hyatt Residence Club and TPI as well as vacation rentals through these businesses and Aqua-Aston.

The Exchange and Rental segment earns most of its revenue from (i) fees paid for membership in the Interval Network, the Vistana Signature Network and the Hyatt Residence Club and (ii) Interval Network, Vistana Signature Network and Hyatt Residence Club transactional and service fees paid primarily for exchanges, Getaway rentals, reservation servicing, and related transactions collectively referred to as “transaction revenue.” Revenue is also derived from club rentals, rental management and other related activities.

Interval, which operates the Interval Network, has been a leader in the vacation exchange services industry since its founding in 1976. As of December 31, 2017, this quality global vacation ownership membership exchange network included Vistana Signature Network and Hyatt Residence Club resorts and owners among its large and diversified base of participating resorts consisting of nearly 3,200 resorts located in over 80 countries and approximately 1.8 million members.

Interval typically enters into multi‑year contracts with developers of vacation ownership resorts, pursuant to which the resort developers agree to enroll all purchasers of vacation interests at the applicable resort as members of the Interval exchange program. Members may also enroll directly, for instance, when they purchase a VOI through resale or HOA affiliation at a resort that participates in the Interval Network. In return, Interval provides members with the ability to exchange their VOI occupancy rights (whether denominated in weeks or points) for comparable, alternative accommodations at another resort and/or occupancy period, or for another vacation experience.

Both the Vistana Signature Network and the Hyatt Residence Club provide enhanced flexibility for owners to utilize their VOIs within the applicable network. In exchange for these services, we earn club and transaction fees. The Vistana Signature Network currently encompasses owners at 21 resorts while the Hyatt Residence Club has 16 resorts. We also operate additional exchange programs including TPI’s exchange business.

All of these businesses earn revenue from rentals of inventory not being used for exchange and, in the case of Interval, additional third party accommodations utilized for Getaways. Vistana Signature Network and Hyatt Residence Club rentals are transacted mainly to monetize inventory to provide exchanges through hotel loyalty programs. Interval also monetizes inventory to support Interval Options. In addition, Interval offers sales, marketing and operational support, consulting and back-office services, including reservation servicing, to certain resort developers participating in the Interval Network, upon their request and for additional consideration.

This segment also provides vacation rental through Aqua‑Aston as part of a comprehensive package of rental, marketing and management services offered to vacation property owners, primarily of Hawaiian properties. Revenue from our vacation rental business is derived principally from fees for rental services and related management of hotels, condominium resorts and homeowners’ associations. Agreements with owners at many of vacation rental’s managed hotel and condominium resorts provide that owners receive either specified percentages of the revenue generated under our management or, in limited instances, guaranteed dollar amounts. Management fees consist of a base management fee and, in some instances, an incentive management fee which is generally a percentage of operating profits or improvement in operating profits. Service fee revenue is based on the services provided to owners including reservations, sales and marketing, property accounting and information technology services either internally or through third party providers.

International Revenue

	Year ended December 31,
		%		%
	2017	change	2016	change	2015
	(Dollars in millions)
International revenue	$271	33%	$203	68%	$121
As a percentage of total revenue	15%	—	15%	(12)%	17%

International revenue increased 33% in 2017 compared to 2016, and increased 68% in 2016 compared to 2015. The increase in 2017 is principally due to the inclusion of Vistana and its Mexican and Caribbean operations for the full year period and the launch of our Westin Aventuras club product in June of 2017. As a percentage of our total revenue, international revenue remained consistent at 15% in 2017 and 2016, which was a decrease from 17% in 2015.

Basis of Presentation and Accounting Estimates

The accompanying consolidated financial statements have been prepared in accordance with GAAP and reflect the financial position and operating results of ILG. ILG’s management is required to make certain estimates and assumptions during the preparation of its consolidated financial statements in accordance with GAAP. These estimates and assumptions impact the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

Significant estimates underlying the accompanying consolidated financial statements include:

•	the recovery of long‑lived assets as well as goodwill and other intangible assets;
•	purchase price allocations of business combinations;
•	allowance for loan losses for vacation ownership mortgages receivable;
•	accounting for acquired vacation ownership mortgages receivable;
•	revenue recognition pertaining to sales of vacation ownership products pursuant to the percentage of completion method;
•	cost of vacation ownership product sales related estimates included in our relative sales value calculation, such as future projected sales revenue and expected project costs to complete;
•	the accounting for income taxes including deferred income taxes and related valuation allowances;
•	the determination of deferred revenue and deferred membership costs; and

•	the determination of stock‑based compensation.

In the opinion of ILG’s management, the assumptions underlying the historical consolidated financial statements of ILG and its subsidiaries are reasonable.

Other Factors Affecting Results

On May 11, 2016, we acquired the vacation ownership business of Starwood, now known as Vistana. The results of operations of this business are included in our consolidated results following the acquisition date within both our Vacation Ownership and Exchange and Rental segments. Consequently, this acquisition affected the year-over-year comparability of our results of operations for the year ended December 31, 2017 with respect to comparisons against the prior year results which include pre-acquisition time periods. In September 2016, Starwood was acquired by Marriott International, Inc.

In September 2017, Hurricanes Irma and Maria affected several Vistana and HVO resorts and sales centers, as well as nearly 300 properties within the Interval Network or managed by VRI or Aqua-Aston Hospitality. In particular, resorts in the U.S. Virgin Islands, St. Maarten, Puerto Rico, and Florida were in the path of these storms. Many of the resorts were only affected for a short period; however, The Westin St. John Resort Villas in the U.S. Virgin Islands and Hyatt Residence Club Dorado, Hacienda del Mar, in Puerto Rico remain closed, as do many Interval Network properties on the hardest-hit islands. Three Hyatt Residence Club resorts and our HVO sales center located in Key West were closed for several weeks but re-opened in October. This sales center continues to ramp following the disruption. With that said, overall these storms did not have a material impact on our financial condition given the recoverability of property damage from expected insurance proceeds.

We estimate the impact of these storms had the following adverse effects on our 2017 results (using our 13.2% effective tax rate):

•	Consolidated revenue - $21 million
•	Consolidated timeshare contract sales - $16 million
•	Net income attributable to common stockholders - $12 million (includes net recorded charges and estimated lost business activity)
•	Adjusted EBITDA - $9 million
•	Adjusted net income - $7 million

Vacation Ownership

The Vistana acquisition has increased the significance of sales and financing of VOIs, which drives a number of recurring fee-for-service revenues such as management fees and the club revenues. Lead generation is a key driver of both contract sales and volume per guest. Costs for new purchasers are generally higher than those for upgrading or selling additional VOIs to existing owners, however, sales to new owners are important for future revenue streams.

In addition, changes to prevailing interest rates may affect our financing results to the extent we adjust the interest rate we charge or pay a higher rate for receivables financing transactions or other debt. The rentals in this segment are sourced from developer-owned inventory, as well as revenue from the hotels included in the Vistana and HVO businesses. These operations are sensitive to the same factors as the club rentals described further below.

For the United States based businesses, our management fees are paid by the HOAs and funded from the annual maintenance fees paid by the individual owners to the association. Most of VRI Europe revenue is based on a different model. Typically, VRI Europe charges vacation owners directly an annual fee intended to cover property management, all resort operating expenses and a management profit. Consequently, VRI Europe’s business model normally operates at a lower gross margin than the other management businesses, when excluding cost reimbursement revenue.

Vistana, HVO, TPI and VRI also offer vacation rental services to HOAs and, in some cases, to individual timeshare owners. Vistana and HVO provide management services to HOAs and resorts that participate in their systems. VRI Europe manages resorts developed by CLC World Resorts, our joint venture partner in VRI Europe, as well as independent homeowners’ associations.

Exchange & Rental

The vacation exchange business has evolved with the growth of developer proprietary exchange networks, such as the Marriott Destination Club, THE Club by Diamond Resorts, the Hilton Grand Vacation Club, the Vistana Signature Network and the Hyatt Residence Club. The external exchange networks, such as the Interval Network, still provide a larger array of choices for members of the proprietary networks. However, with the consolidation among developers over the last several years, external exchange networks have been challenged to grow as a smaller number of developers has focused a higher percentage of their sales on existing owners instead of new buyers than they have historically. During this period, ILG has broadened its exchange platform to include both external exchange networks and proprietary developer networks. Additionally, ILG has put a greater focus on relationships with and increased marketing to HOAs and resellers in order to augment developer enrollments.

Our full year 2017 results continue to be negatively affected by a shift in the percentage mix of the Interval Network membership base from traditional and direct renewal members to corporate members. Our corporate developer accounts enroll and renew their entire active owner base which positively impacts our retention rate; however, these members tend to have a lower propensity to transact with us as corporate developers often operate their own proprietary exchange programs. While the corporate membership mix on average for the full year 2017 was slightly higher than 2016, as of December 31, 2017, the membership mix was 57% traditional and 43% corporate members, compared to 56% and 44%, respectively, as of December 31, 2016.

An increasingly important part of the value proposition we provide to our members consists of rentals. In the Interval Network, Getaways provide additional discounted vacation opportunities for members without the need to exchange their VOIs, while our proprietary clubs rent inventory in order to provide exchange opportunities to branded hotels through the SPG and World of Hyatt program, as applicable. These rentals and our Aqua-Aston business are sensitive to general economic conditions, inventory supply and pricing in the applicable markets.

U.S. Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Reform Act"). Changes in tax law are accounted for in the period of enactment. The Tax Reform Act significantly changes U.S. tax law by, among other things, lowering the statutory corporate tax rate from 35% to 21% effective in 2018, eliminating certain deductions, requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years, introducing new tax regimes, and changing how foreign earnings are subject to U.S. tax. The SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. SAB 118 allows registrants to record provisional amounts during a one year “measurement period” similar to that used when accounting for business combinations. We have not completed our determination of the accounting implications of the Tax Reform Act on our tax accruals. However, we have reasonably estimated the effects of the Tax Reform Act and recorded provisional amounts in our financial statements as of December 31, 2017. We recorded a provisional tax benefit for the impact of the Tax Reform Act of approximately $53 million. This amount is primarily comprised of the remeasurement of federal net deferred tax liabilities resulting from the permanent reduction in the U.S. statutory corporate tax rate from 35% to 21%, partially offset by the mandatory one-time tax on the accumulated earnings of our foreign subsidiaries. See Note 20 accompanying our consolidated financial statements.

Outlook

We expect additional consolidation within the vacation ownership industry leading to increased competition in our businesses. This leads to challenges for our external exchange business that relies on new buyers for additional members. Through the growth of our proprietary clubs and our engagement with HOAs, we plan to increase customer engagement and generate new members.

Our vacation ownership sales and financing businesses are positioned to grow through development of additional phases at existing resorts, converting properties to vacation ownership, adding resorts in attractive markets and expanding our sales distribution capabilities. For 2018, we expect to open additional phases at the following resorts:

•	Hyatt Residence Club Bonita Springs, Coconut Plantation
•	The Westin Desert Willow Villas
•	The Westin Resort and Spa Cancun
•	Sheraton Kauai Resort
•	Hyatt Residence Club San Antonio, Wild Oak Ranch

Additionally, we opened sales centers in 2017 in Maui, Los Cabos, Key West and Bonita Springs. We expect the volume at these sales centers to continue to ramp up throughout 2018. As we expand our sales distribution, we have faced competition for talent.

Hurricane related impact

Our Westin resort and sales gallery in St. John and our Hyatt Residence Club resort in Puerto Rico will remain closed throughout 2018. Additionally, approximately 50 Interval affiliated resorts were still closed as of the end of 2017, most of which are located in the heavily damaged islands of St. Maarten and Puerto Rico. Therefore, we expect a continuing impact to our results in 2018.

U.S. Tax Reform

On December 22, 2017, the President of the United States signed into law the Tax Reform Act, which lowered the federal corporate tax rate from 35% to 21% effective in 2018 and made numerous other tax law changes. We have not completed our determination of the accounting implications of the Tax Reform Act on our tax accruals. However, we have reasonably estimated the effects of the Tax Reform Act and recorded provisional amounts in our financial statements as of December 31, 2017. The ultimate impact of the Tax Reform Act may differ, possibly materially, from these provisional amounts due to among other things, additional analysis, changes in interpretations and assumptions ILG has made, additional regulatory guidance that may be issued, and actions ILG may take as a result of the Tax Reform Act. Any such revisions will be treated in accordance with the measurement period guidance outlined in SAB 118.  As such, we expect to complete our analysis no later than December 22, 2018.

The Tax Reform Act is comprehensive tax legislation containing several other provisions that will affect 2018 and later years and which will need to be further analyzed by ILG. Such additional provisions, beginning in 2018, include two new U.S. tax base erosion provisions, the global intangible low-taxed income provisions and the base-erosion and anti-abuse tax provisions. See Note 20 accompanying our consolidated financial statements.

New revenue recognition accounting standard

We elected to apply ASC 606, and all related ASUs, using the retrospective adoption method as of January 1, 2018. Under this method, we revised our consolidated financial statements for the years ended December 31, 2017, 2016 and 2015, and applicable interim periods within those years, as if ASC 606 had been effective for those periods.

The core principle of the guidance in ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. We recognize all revenue related to contracts with customers in accordance with ASC 606. Refer to Note 2 accompanying our consolidated financial statements in our 2017 Annual Report on Form 10-K, as revised by the Current Report on Form 8-K filed June 5, 2018, for additional discussion related to our accounting policies with regards to revenue recognition.

The major areas of impact in applying ASC 606 include the following:

1.

earlier recognition of certain VOI sales where the transaction price was deemed collectable yet we were deferring recognition due to specific buyers’ commitment requirements under legacy GAAP (also known as buyers’ commitment deferral or BCD);

2.

gross versus net presentation changes, which did not impact profitability, such as incentives provided to customers on VOI sales (e.g., SPG points), management fees and cost reimbursements attributable to unsold VOI inventory, and administrative fees for VOI sales in certain cases;

3.	classification of certain trial vacation package sales which also did not impact profitability;
4.	capitalization of certain incremental costs to obtain a contract related to trial vacation package sales;
5.	the instances in which we can apply the percentage of completion revenue recognition method when construction of a vacation ownership project is not complete; and
6.	classification of certain payments to developers in our exchange business who are functioning as agents in the member acquisition process.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates which are based on historical experience and on various other judgments and assumptions that we believe are reasonable under the circumstances. Actual outcomes could differ from those estimates due to changes in judgments, assumptions, and conditions as a result of unforeseen events or otherwise, which could have a material effect on our financial position or results of operations.

Our significant accounting policies are discussed in Note 2 accompanying our consolidated financial statements and should be reviewed in connection with the following discussion. Set forth below are the policies and estimates that we have identified as critical to our business operations and an understanding of our results of operations, based on the high degree of judgment or complexity in their application.

Revenue Recognition

Vacation Ownership

Revenue from the VO segment is derived principally from sales of VOIs and related fees earned by Vistana and HVO, interest income earned for financing these sales, maintenance fees, fees for vacation ownership resort and homeowners’ association management services, and rental and ancillary revenues, including from hotels owned by Vistana and HVO.

Sales of VOIs

We enter into contracts for the purchase of VOIs which include (i) the sale of the VOI, (ii) membership in the Vistana Signature Network or Hyatt Residence Club, and (iii) potential incentives for purchasing the VOI. See the Membership fee revenue section below for the revenue recognition treatment of the club membership fees.

Consolidated VOI sales are recognized and included in revenues once control of the VOI has transferred and the purchaser secures the benefits of ownership, which occurs after a binding sales contract has been executed, collectability is reasonably assured, the rescission period has expired, and construction is complete. The agreement for sale generally provides for a down payment and a note secured by a mortgage payable in monthly installments, including interest, over a typical term ranging from 5 -15 years.

The provision for loan losses is recorded as an adjustment to sales of VOIs in the consolidated income statements rather than as an adjustment to bad debt expense, as the default on the VOI is deemed to be a right of return. We record an estimate of loan losses at the time of the VOI sale and recognize revenue net of amounts deemed uncollectible.

We at times offer several types of sales incentives, including SPG and World of Hyatt points, a bonus week, and down payment credits to buyers. Revenue from sales incentives is recognized when the incentive is delivered to the owner of the VOI. If the owner finances the VOI, the incentive may not be delivered until six payments have been made. For our primary incentives, SPG and World of Hyatt points, we act as an agent and therefore, recognize revenue for these incentives on a net basis.

We routinely sell trial vacation packages where we provide our customers with a stay at a resort and offer a discount on a future VOI sale. The future discount is accounted for as a material right, which is recognized when the purchaser buys a VOI or the discount expires, both of which occur at the time of stay. Our customers have the option to pay upfront for these packages or finance these packages through us. In the case of unused trial vacation packages, we recognize revenue upon forfeiture as we do not expect a significant amount of breakage to occur.

Management fee and other revenue

Management fees and other revenue in this segment consist of annual maintenance fees, service fees and base management fees, as applicable. Annual maintenance fees are amounts paid by VOI owners for maintaining and operating the respective properties, which includes management services, and are recognized on a straight‑line basis over the respective annual maintenance period. Our day-to-day management services include activities such as housekeeping services, operation of a reservation system, maintenance, and certain accounting and administrative services. We receive compensation for such management services, which is generally based on either a percentage of the budgeted cost to operate such resorts or a fixed fee arrangement, on a monthly basis as the services are performed. We generally recognize management fee revenue on a gross basis except for management fees associated with VOIs which remain in our inventory.

Resort operations revenue

Our resort operations performance obligations are largely comprised of transient rental income at our vacation ownership and owned-hotel properties. We may receive payment for these services upfront or at the time of the stay. We record rental revenue when occupancy has occurred or, in the case of unused prepaid rental deposits, upon forfeiture. We do not expect a significant amount of breakage to occur related to prepaid rental deposits.

Other ancillary services revenue consists of goods and services that are sold or provided by us at restaurants, golf courses and other retail and service outlets located at developed resorts. We receive payment and recognize ancillary services revenue when goods have been provided and/or services have been rendered.

Exchange and Rental

Membership fee revenue

Revenue from membership fees from our Exchange and Rental segment is deferred and recognized over the terms of the applicable memberships, typically ranging from one to five years, on a straight‑line basis. When multiple member benefits and services are provided over the term of the membership, revenue is recognized for each separable deliverable ratably over the membership period, as applicable. Membership fees are paid up front at the beginning of the applicable membership period. Generally, memberships are cancelable and refundable on a pro‑rata basis, with the exception of Interval Network’s Platinum tier which is non‑refundable.

Transaction revenue

Revenue from exchanges, Getaway transactions and other fee-based services provided to members of our networks is recognized when confirmation of the transaction is provided and services have been rendered, as the earnings process is complete. Reservation servicing fees are generally received on a monthly basis and revenue is recognized when the service is performed or on a straight‑line basis over the applicable service period.

Club rental revenue

Club rental revenue represents rentals generated by the Vistana Signature Network and Hyatt Residence Club mainly to monetize inventory at their vacation ownership resorts to provide exchanges for our members through hotel loyalty programs. We recognize revenue for such rentals when occupancy has occurred.

Rental management revenue

Revenue from our vacation rental management businesses is comprised of base management fees which are typically either (i) fixed amounts, (ii) amounts based on a percentage of adjusted gross lodging revenue, or (iii) various revenue sharing arrangements with condominium owners based on stated formulas. We generally receive payment from the rental management services on a monthly basis as the services are performed. Base management fees are recognized when earned in accordance with the terms of the contract (i.e., over time as we perform the management services). Incentive management fees for certain hotels and condominium resorts are generally a percentage of either operating profits or improvement in operating profits. We recognize incentive management fees as earned throughout the incentive period based on actual results which are trued‑up at the culmination of the incentive period. Determining the amount of the transaction price related to the incentive management fees may require us to estimate the variable consideration related to the incentive fees based on generated budgets and forecasts until such time as the actual amounts are known (typically at end of calendar year). Such variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal of the related revenue will not occur. Service fee revenue is based on the services provided to owners including reservations, sales and marketing, property accounting and information technology services, either internally or through third party providers. Service fee revenue is recognized when the service is provided. If the service is provided through third-party provider, such as reservations using online travel agents, we are considered an agent for these services and will therefore recognize revenue from the service fees on a net basis per the terms of the respective agreement.

General

Cost reimbursement revenue

Represents the compensation and other employee-related costs directly associated with managing properties that are included in both revenue and cost of sales and that are passed on to the property owners or homeowner associations without mark-up. Cost reimbursement revenue of the Vacation Ownership segment also includes reimbursement of sales and marketing expenses, without mark-up, pursuant to contractual arrangements. Such cost reimbursements are recognized gross when the related services are performed, other than cost reimbursements pertaining to services associated with our unsold VOIs classified as inventory.

Deferred revenue in a business combination

When we acquire a business which records deferred revenue on its historical financial statements, we are required to re‑measure that deferred revenue as of the acquisition date pursuant to rules related to accounting for business combinations, as described further below. The post‑acquisition impact of that remeasurement results in recognizing revenue which solely comprises the cost of the associated legal performance obligation we assumed as part of the acquisition, plus a normal profit margin. This purchase accounting treatment typically results in lower amounts of revenue recognized in a reporting period following the acquisition than would have otherwise been recognized on a historical basis.

Contracts with multiple performance obligations

When we enter into an arrangement which contains multiple promises, we are required to determine whether the promises in these arrangements should be treated as separate performance obligations for revenue recognition purposes and, if so, how the transaction price should be allocated to each performance obligation. We analyze our contracts upon execution to determine the appropriate revenue recognition accounting treatment. Our determination of whether to recognize revenue for separate performance obligations will depend on the terms and specifics of our products and arrangements as well as the nature of changes to our existing products and services, if any. The transaction price is allocated to such distinct performance obligations in accordance with their standalone selling price. As we have observable standalone sales of each of our performance obligations, we utilize the observable standalone selling price for purposes of allocation and we do not exercise significant judgement in determining these standalone selling prices. The allocation of the total transaction price to the various performance obligations does not change the total revenue recognized from a transaction or arrangement, but may impact the timing of revenue recognition.

Sales type taxes

All taxable revenue transactions are presented on a net‑of‑tax basis.

Costs to Obtain or Fulfill a Contract

We capitalize the incremental costs of obtaining a contract when those costs would not have been incurred if the contract had not been obtained, in accordance with ASC Subtopic 340-40, Other Assets and Deferred Costs – Revenue from Contracts with Customers (“ASC 340-40”). Direct costs of acquiring members (primarily commissions) are deferred and amortized on a straight‑line basis over the terms of the applicable membership period. We also capitalize commissions related to the sale of prepaid vacation packages. These commissions are expensed when the purchaser stays at the property. If a contract is cancelled, we charge the unrecoverable direct selling costs to expense at cancellation.

Vacation Ownership Mortgages Receivable and Allowance for Loan Losses

Vacation ownership mortgages receivable consist of loans to eligible customers who purchase VOIs and choose to finance their purchase. These mortgages receivable are collateralized by the underlying VOI, generally bear interest at a fixed rate, have a typical term ranging from 5 - 15 years and are generally made available to customers who make a down payment on the purchase price within established credit guidelines.

Vacation ownership mortgages receivable are composed of mortgage loans related to our financing of vacation ownership interval sales. Included within our vacation ownership mortgages receivable are originated loans and loans acquired in connection with our acquisitions of Vistana and HVO.

Acquired loans are segregated between those with deteriorated credit quality at acquisition and those deemed as performing. To make this determination, we consider such factors as credit collection history, past due status, non‑accrual status, credit risk ratings, interest rates and the underlying collateral securing the loans. The fair value of acquired loans deemed performing is determined by discounting cash flows, both principal and interest, for the loan pool at market interest rates while giving consideration to anticipated future defaults. The difference between fair value and principal balances due at acquisition date is accreted to interest income, within consolidated revenue, over the estimated life of the loan pool.

The collection activity associated with our securitized vacation ownership notes receivable determines the amount of our monthly repayments against our securitized debt. Collection activity includes contractual payments due and prepayments. In addition, defaulted loans are generally removed from the securitized pool and are substituted or repurchased, while upgraded loans are repurchased, for debt repayment purposes. The securitized debt is non-recourse without a specific repayment schedule. As the amount of each principal payment is contingent on the cash flows from underlying vacation ownership mortgages receivable in a given period, we have not disclosed future contractual debt repayments. Additionally, our vacation ownership mortgages receivable securitization agreements allow us to receive the net excess cash flows (spread between the collections on the notes and payments for third party obligations as defined in the securitization agreements) from the VIEs provided we do not exceed certain triggers related to default levels and collateralization of the securitized pool, as discussed in Note 14 accompanying our consolidated financial statements.

Allowance for Loan Losses

For originated loans, we record an estimate of uncollectability as a reduction of sales of VOIs in the accompanying consolidated statements of income at the time revenue is recognized on a VOI sale. We evaluate our originated loan portfolio collectively as they are largely homogeneous, smaller‑balance, vacation ownership mortgages receivable. We use a technique referred to as static pool analysis, which tracks uncollectibles over the entire life of those mortgages receivable, as the basis for determining our general reserve requirements on our vacation ownership mortgages receivable. The adequacy of the related allowance is determined by management through analysis of several factors, such as current economic conditions and industry trends, as well as the specific risk characteristics of the portfolio, including defaults, aging, and historical write‑offs of these receivables. The allowance is maintained at a level deemed adequate by management based on a periodic analysis of the mortgage portfolio.

We had $55 million and $22 million of allowance for loan losses as of December 31, 2017 and 2016, respectively, pertaining entirely to our originated loan portfolio. Changes in the estimates used in developing our default rates could result in a material change to our allowance. A 10% increase to our default rates used in the allowance calculation would increase our allowance for loan losses by approximately $6 million.

We generally determine our originated vacation ownership mortgages receivable to be nonperforming if either interest or principal is more than 30 days past due. All non‑performing loans are placed on non‑accrual status and we do not resume interest accrual until the receivable becomes contractually current. We apply payments we receive for vacation ownership notes receivable on non‑performing status first to interest, then to principal, and any remainder to fees.

Loans acquired in connection with a business combination are recorded at their estimated fair value on their purchase date with no carryover of the related allowance for loan losses. Performing acquired loans are subsequently evaluated for any required allowance at each reporting date. Refer to Note 6 accompanying our consolidated financial statements for additional information on our acquired loans.

Accounting for Business Combinations

In accordance with ASC Topic 805, “Business Combinations,” when accounting for business combinations we are required to recognize the assets acquired, liabilities assumed, contractual contingencies, noncontrolling interests and contingent consideration at their fair value as of the acquisition date. These items are recorded on our consolidated balance sheets based upon their estimated fair values at such acquisition date. The results of operations of acquired businesses are included in the consolidated statements of income since their respective acquisition dates.

The purchase price allocation process requires management to make significant estimates and assumptions with respect to intangible assets, estimated contingent consideration payments and/or pre‑acquisition contingencies, all of which ultimately affect the fair value of goodwill established as of the acquisition date. Goodwill acquired in business combinations is assigned to the reporting unit(s) expected to benefit from the combination as of the acquisition date and is then subsequently tested for impairment at least annually. If the fair value of the net assets acquired exceeds the purchase price consideration, we record a gain on bargain purchase. However, in such a case, before the measurement period closes we perform a reassessment to reconfirm whether we have correctly identified all of the assets acquired and all of the liabilities assumed as of the acquisition date.

As part of our accounting for business combinations we are required to determine the useful lives of identifiable intangible assets recognized separately from goodwill. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the acquired business. An intangible asset with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized. We base the estimate of the useful life of an intangible asset on an analysis of all pertinent factors, in particular, all of the following factors with no one factor being more presumptive than the other:

•	The expected use of the asset.
•	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.
•	Any legal, regulatory, or contractual provisions that may limit the useful life.
•

Our own historical experience in renewing or extending similar arrangements, consistent with our intended use of the asset, regardless of whether those arrangements have explicit renewal or extension provisions.

•	The effects of obsolescence, demand, competition, and other economic factors.

•	The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean the same as infinite or indeterminate. The useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon—that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the acquired business.

Although we believe the assumptions and estimates we have made have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired entity and are inherently uncertain. Examples of critical estimates in accounting for acquisitions include but are not limited to:

•	future expected cash flows from sales of products and services and related contracts and agreements;
•	discount and long‑term growth rates; and
•

the estimated fair value of the acquisition‑related contingent consideration, which is performed using a probability‑weighted income approach based upon the forecasted achievement of post‑acquisition pre‑determined targets;

Unanticipated events and circumstances may occur which could affect the accuracy or validity of our assumptions, estimates or actual results. Additionally, any change in the fair value of the acquisition‑related contingent consideration subsequent to the acquisition date, including changes resulting from events that occur after the acquisition date, such as changes in our estimated fair value of the targets that are expected to be achieved, will be recognized in earnings in the period of the change in estimated fair value.

Additionally, when acquiring a company who has recorded deferred revenue in its historical, pre‑acquisition financial statements, we are required as part of purchase accounting to re‑measure the deferred revenue as of the acquisition date, as discussed in the Revenue Recognition section above.

Recoverability of Goodwill and Indefinite-Lived Intangible Assets

Our Policy

Goodwill and other intangible assets are significant components of our consolidated balance sheets. Our policies regarding the valuation of intangible assets affect the amount of future amortization and possible impairment charges we may incur. Assumptions and estimates about future values and remaining useful lives of our intangible and other long‑lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as consumer spending habits and general economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

Goodwill acquired in business combinations is assigned to the reporting unit(s) expected to benefit from the combination as of the acquisition date. In accordance with ASC 350, we review the carrying value of goodwill and other intangible assets of each of our reporting units on an annual basis as of October 1, or more frequently upon the occurrence of certain events or substantive changes in circumstances, based on either a qualitative assessment or a two‑step impairment test. Our reporting units within each of our Vacation Ownership and Exchange and Rental operating segments are as follows:

OPERATING SEGMENTS
Vacation Ownership	Exchange and Rental
VO management reporting unit	Exchange reporting unit
VO sales and financing reporting unit	Rental reporting unit

During the year, we monitor the actual performance of our reporting units relative to the fair value assumptions used in our annual impairment test, including potential events and changes in circumstance affecting our key estimates and assumptions.

Qualitative Assessment

The qualitative assessment may be elected in any given year pursuant to ASC 350. Under this guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If entities determine, on the basis of qualitative factors, that it is more‑likely‑than‑not (i.e., a likelihood of more than 50 percent) that the fair value of the reporting unit is below the carrying amount, the two‑step impairment test would be required. The guidance also provides the option to skip the qualitative assessment in any given year and proceed directly with the two‑step impairment test at our discretion.

Our qualitative assessment is performed for the purpose of assessing whether events or circumstances have occurred in the intervening period between the date of our last two‑step impairment test (the “Baseline Valuation”) and the date of our current annual impairment test which could adversely affect the comparison of our reporting units’ fair value with its carrying amount. Examples of events and circumstances that might indicate that a reporting unit’s fair value is less than its carrying amount include macro‑economic conditions such as deterioration in the entity’s operating environment, industry or overall market conditions; reporting unit specific events such as increasing costs, declining financial performance, or loss of key personnel or contracts; or other events such as pending litigation, access to capital in the credit markets or a sustained decrease in ILG’s stock price on either an absolute basis or relative to peers. If it is determined, as a result of the qualitative assessment, that it is more‑likely‑than‑not that the fair value of a reporting unit is less than its carrying amount, we are then required to perform a two‑step impairment test on goodwill.

Two‑step Impairment Test

The first step of the impairment test compares the fair value of each reporting unit with its carrying amount including goodwill. The fair value of each reporting unit is calculated using the average of an income approach and a market comparison approach which utilizes similar companies as the basis for the valuation. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. The impairment loss is determined by comparing the implied fair value of goodwill to the carrying value of goodwill. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over amounts assigned to its net assets.

The determination of fair value utilizes an evaluation of historical and forecasted operating results and other estimates. Fair value measurements are generally determined through the use of valuation techniques that may include a discounted cash flow approach, which reflects our own assumptions of what market participants would use in pricing the asset or liability.

Indefinite‑Lived Intangible Assets

Our intangible assets with indefinite lives relate principally to trade names, trademarks and certain resort management contracts. Pursuant to ASC 350, if an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to no longer be indefinite. Accordingly, we evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events or circumstances continue to support an indefinite useful life. As of December 31, 2017, there have been no changes to the indefinite life determination pertaining to these intangible assets.

In addition, an intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an indefinite‑lived intangible asset exceeds its estimated fair value, an impairment loss equal to the excess is recorded. However, entities testing an indefinite‑lived intangible asset for impairment have the option of performing a qualitative assessment before calculating the fair value of the asset. If entities determine, on the basis of qualitative factors, that the likelihood of the indefinite‑lived intangible asset being impaired is below a “more‑likely‑than‑not” threshold (i.e., a likelihood of more than 50 percent), the entity would not need to calculate the fair value of the asset.

2017 Annual Impairment Test

As of October 1, 2017, we assessed the carrying value of goodwill and indefinite-lived intangible assets of each of our four reporting units pursuant to the two-step impairment approach. Goodwill assigned to VO Sales and Financing, VO Management, Exchange, and Rental, our reporting units as of that date, was $11 million, $37 million, $496 million and $20 million, respectively. The first step of the impairment test concluded the carrying value of our reporting units did not exceed its fair value; consequently, the second step of the impairment test was not necessary and goodwill was not determined to be impaired.

Key Estimates and Assumptions

The determination of fair value utilizes an evaluation of historical and forecasted operating results and other key assumptions made by management, including discount rates, utilized in the valuation of certain identifiable assets. Deterioration in macroeconomic conditions or in our results of operations or unforeseen negative events could adversely affect either of our reporting units and lead to a revision of the estimates used to calculate fair value. These key estimates and forecasted operating results may or may not occur or may be revised by management which may require us to recognize impairment losses in the future.

With respect to our VO Sales and Financing reporting unit’s Step 1 analysis, the primary examples of key estimates include our discount rate and forecasted growth rates. As a measure of sensitivity on the income approach, as of the date of our last impairment test, a hypothetical 10% change in both our discount and long‑term growth rates and exit multiple would result in a change of $219 million in the income approach fair value of the reporting unit, or approximately 38% of the excess of the fair value of the reporting unit over its carrying value. In regards to the market comparison approach, a change in our selected EBITDA multiple by 10% would result in a change of approximately $35 million in this reporting unit’s market comparison approach fair value, or approximately 6% of the excess of the reporting unit’s fair value over its carrying value.

With respect to our VO management reporting unit's step one analysis, the primary examples of key estimates include our discount rate and forecasted growth rates. As a measure of sensitivity on the income approach, as of the date of our last impairment test, a hypothetical 10% change in both our discount and long-term growth rates would result in the fair value of the reporting unit falling below its carrying value; consequently, we would have been required to perform the second step of our impairment test to measure the amount of impairment, if any. In regards to the market comparison approach, a change in our selected EBITDA multiple by 10% would result in a change of approximately $26 million in this reporting unit’s market comparison approach fair value, or approximately 75% of the excess of the reporting unit’s fair value over its carrying value.

With respect to our exchange reporting unit's step one analysis, the primary examples of key estimates include our discount rate and forecasted sales growth rates. As previously noted, we use the average of an income approach and a market comparison approach to calculate the fair value of our reporting units. As a measure of sensitivity on the income approach, as of the date of our last impairment test, a hypothetical 10% change in both our discount and long-term growth rates would result in a change of $164 million in the income approach fair value of the reporting unit, or approximately 11% of the excess of the fair value of the reporting unit over its carrying value. In regards to the market comparison approach, a change in our selected EBITDA multiple by 10% would result in a change of approximately $100 million in the reporting unit's market comparison approach fair value, or approximately 7% of the excess of the reporting unit's fair value over its carrying value.

With respect to our rental reporting unit's step one analysis, the primary examples of key estimates include forecasted available and occupied room nights and average daily rates which drive long-term growth rates. As a measure of sensitivity on both the income and market approach, as of the date of our last impairment test, a hypothetical 10% change in both our discount and long-term growth rates with respect to the income approach, and a change of 10% in our selected EBITDA multiple with respect to the market approach, would result in the fair value of the reporting unit falling below its carrying value; consequently, we would have been required to perform the second step of our impairment test to measure the amount of impairment, if any.

Key estimates and assumptions for our reporting units can be impacted by certain potential events and changes in circumstances, as follows:

Events and trends in the vacation ownership, vacation rental and travel industries that could adversely affect consumers travel to and vacation in certain destinations and regions in which vacation rental and managed properties are located, including events such as:

•	Declines in discretionary spending levels during general economic downturns.
•	Inclement weather and/or natural disasters.
•	Travel health concerns.
•	Concerns related to terrorism, enhanced travel security measures and/or geographical/political conflicts.

Additionally, key estimates and assumptions for our reporting units can be impacted by certain potential events and changes in circumstances specific to each reporting unit, such as:

General

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A downturn or a weakening of the economy may cause decreased demand for purchases of vacation ownership interests and vacation rentals, may increase default rates among current owners and may increase refund requests from our members.

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Failure to maintain brand standards could result in a Hyatt, Westin or Sheraton branded property losing the brand and certain material systemic defaults could result in termination of the Master License Agreement.

VO Sales and Financing

•

Lack of available financing, including securitization transactions, for vacation property developers could adversely affect our ability to maintain and grow our vacation ownership sales and financing business which could adversely affect our business, financial condition and results of operations.

•	Inability to develop new projects, expand existing projects or otherwise acquire vacation ownership inventory for sale.
•	Loss of brand license for a particular resort or the brand as a whole.

VO Management

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Inability for us or our managed homeowners’ associations, as applicable, to levy and collect sufficient maintenance fees to cover the costs to operate and maintain the resort properties; such properties may be forced to close or file bankruptcy and may terminate our management.

•	The failure to maintain existing timeshare resort management arrangements with vacation property owners/homeowners associations, and/or insolvency of several properties managed by or marketed by us.

Exchange

•

Lack of available financing for vacation property developers and consumers or the potential insolvency or consolidation of developers could adversely affect our ability to maintain and grow our exchange network membership which could adversely affect our business, financial condition and results of operations.

•

Our ability to maintain and renew contractual relationships with vacation ownership developers that provide new or corporate members and supply of resort accommodations for use in exchanges or Getaways.

•	Our ability to motivate members to renew their existing memberships and/or otherwise engage in transactions.

Rental

•

The failure to maintain existing hotel and condominium resort management and/or rental services arrangements with vacation property owners/homeowners associations, and/or insolvency of several properties managed by or marketed by us.

•	A significant decrease in the supply of available vacation rental accommodations due to ongoing property renovations.

Recoverability of Long‑Lived Assets

Our Policy

We review the carrying value of all long‑lived assets- primarily property and equipment, vacation ownership inventory under construction and not in active sales, and definite‑lived intangible assets - for impairment whenever events or changes in circumstances indicate that the carrying value of a long‑lived asset (asset group) may be impaired. In accordance with guidance included within ASC Topic 360, “Property, Plant and Equipment,” recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to future undiscounted cash flows expected to be generated by the asset (asset group). An asset group is the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When estimating future cash flows, we consider:

•	only the future cash flows that were directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group;
•	our own assumptions about our use of the asset group and all available evidence when estimating future cash flows;
•	potential events and changes in circumstance affecting our key estimates and assumptions;
•	the existing service potential of the asset (asset group) at the date tested.

If an asset (asset group) is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset (asset group) exceeds its fair value. When determining the fair value of the asset (asset group), we consider the highest and best use of the assets from a market‑participant perspective. The fair value measurement is generally determined through the use of independent third party appraisals or an expected present value technique, both of which may include a discounted cash flow approach, which reflects our own assumptions of what market participants would utilize to price the asset (asset group).

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Assets to be abandoned, or from which no further benefit is expected, are written down to zero at the time that the determination is made and the assets are removed entirely from service.

Recoverability Test

For the years ended December 31, 2017 and 2016, we did not identify any events or changes in circumstances indicating that the carrying value of a long lived asset (or asset group) may be impaired; accordingly, a recoverability test has not been warranted.

Vacation Ownership Inventory and Cost of Sales

Our inventory consists of completed unsold vacation ownership interests, which has an operating cycle that generally exceeds twelve months, and vacation ownership projects under construction. On our consolidated balance sheet, completed unsold vacation ownership interests are presented as a current asset, while vacation ownership projects under construction are presented as a non-current asset given this inventory is in the development stage of its operating cycle. We carry our inventory presented within current assets at the lower of cost or fair value, less expected costs to sell, which can result in impairment charges and/or recoveries of previous impairments.

        We capitalize costs clearly associated with the acquisition, development and construction of a real estate project when it is probable that the project will move forward. We capitalize salary and related costs only to the extent they directly relate to the project. We capitalize interest expense, taxes and insurance costs when activities that are necessary to get the property ready for its intended use are underway. We cease capitalization of costs during prolonged gaps in development when substantially all activities are suspended or when projects are considered substantially complete.

        We account for our vacation ownership inventory and cost of vacation ownership products in accordance with the authoritative guidance for accounting for real estate time-sharing transactions which defines a specific application of the relative sales value method for reducing vacation ownership inventory and recording cost of sales. Also, pursuant to the guidance for accounting for real estate time-sharing transactions, we do not reduce inventory for the cost of vacation ownership products related to anticipated credit losses (accordingly, no adjustment is made when inventory is reacquired upon default of originated receivables).

These standards provide for changes in estimates within the relative sales value calculations to be accounted for as real estate inventory true-ups, which we refer to as cost of sales true-ups, and are recorded in cost of vacation ownership product sales to retrospectively adjust the margin previously recorded subject to those estimates. These cost of sales true-ups are typically the result of revisions to estimates and ratios embedded in our relative sales value calculations and could result in material adjustments to cost of vacation ownership product sales in a given period. As a measure of sensitivity, a 1% change in the cost of sales rate across all our relative sales value calculations would result in a change to cost of vacation ownership product sales of $6 million in 2017.

Stock‑Based Compensation

Stock‑based compensation is accounted for under ASC Topic 718, “Compensation—Stock Compensation” (“ASC 718”). On May 21, 2013, we adopted the Interval Leisure Group, Inc. 2013 Stock and Incentive Plan (2013 Stock and Incentive Plan) which provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), and other stock‑based awards. RSUs are awards in the form of phantom shares or units, denominated in a hypothetical equivalent number of shares of ILG common stock, whereby the value of each award is equal to the fair value of ILG common stock at the date of grant. The exception being for RSUs subject to relative total shareholder return performance criteria, for which the fair value is based on a Monte Carlo simulation analysis as further discussed in Note 19 accompanying our consolidated financial statements. Each RSU and share of restricted stock is subject to service‑based vesting, where a specific period of continued employment must pass before an award vests. We grant awards subject to graded vesting (i.e., portions of the award vest at different times during the vesting period) or to cliff vesting (i.e. all awards vest at the end of the vesting period). In addition, certain RSUs are subject to attaining specific performance criteria.

We recognize non‑cash compensation expense for all RSUs and shares of restricted stock held by our employees and directors. For RSUs to be settled in stock and shares of restricted stock, the accounting charge is measured at the grant date fair value of ILG common stock and expensed as non‑cash compensation over the vesting term using the straight‑line basis for service awards and the accelerated basis for performance‑based awards with graded vesting. Certain cliff vesting awards with performance criteria are tied to anticipated future financial performance in determining the fair value of the award, while other cliff vesting awards with performance criteria are tied to the achievement of relative total shareholder return criteria. This value is recognized as expense over the service period, using the straight‑line recognition method. The expense associated with RSU awards to be settled in cash is initially measured at fair value at the grant date and expensed ratably over the vesting term, recording a liability subject to mark‑to‑market adjustments for changes in the price of the respective common stock, as compensation expense.

Stock‑based compensation is recorded within the same line item in our consolidated statements of income as the employee‑related compensation of the award recipient, as disclosed in tabular format in Note 19 accompanying our consolidated financial statements.

The amount of stock‑based compensation expense recognized in the consolidated statements of income for periods prior to January 1, 2017 is reduced by estimated forfeitures, as the amount recorded is based on awards ultimately expected to vest. The forfeiture rate was estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods for any changes to the estimated forfeiture rate from that previously estimated. To the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. With the adoption of ASU 2016-09 “Compensation-Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting”, on January 1, 2017, we no longer reduce stock-based compensation by estimated forfeitures. Instead we account for forfeitures when they occur. For any vesting tranche of an award, the cumulative amount of compensation cost recognized is at least equal to the portion of the grant‑date value of the award tranche that is actually vested at that date.

As of December 31, 2017, we had approximately $23 million of unrecognized compensation cost related to all equity‑based awards, which is currently expected to be recognized over a weighted average period of approximately 1.8 years.

Income Taxes

Accounting for our income taxes requires significant judgment in the evaluation of our uncertain tax positions and in the calculation of our provision for income taxes. Pursuant to ASC Topic 740 “Income Taxes” (“ASC 740”), we adopted a two step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate available evidence to determine if it appears more likely than not that an uncertain tax position will be sustained on an audit by a taxing authority, based solely on the technical merits of the tax position. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settling the uncertain tax position.

Although we believe we have adequately reserved for our uncertain tax positions, the ultimate outcome of these tax matters may differ from our expectations. We adjust our reserves in light of changing facts and circumstances, such as the completion of a tax audit, expiration of the applicable statute of limitations, the refinement of an estimate, and interest accruals associated with uncertain tax positions until they are resolved. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. See Note 20 accompanying our consolidated financial statements.

We are subject to taxation at the federal, state and local levels in the United States and various other countries and jurisdictions. Our future effective tax rates could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in our deferred tax assets or liabilities, changes in our ability to realize our deferred tax assets, changes in the valuation of our uncertain tax positions, or by changes in tax laws, including the recently enacted U.S. tax reform, rates, regulations, accounting principles, or interpretations thereof. See Note 20 accompanying our consolidated financial statements.

RESULTS OF OPERATIONS

Revenue

	Year Ended December 31,
	2017	% Change	2016	% Change	2015
	(Dollars in millions)
Vacation Ownership
Resort operations revenue	$213	57%	$136	NM	$17
Management fee and other revenue	155	41%	110	25%	88
Sales of vacation ownership products, net	464	48%	313	NM	27
Consumer financing revenue	89	56%	57	NM	5
Cost reimbursement revenue	228	34%	170	198%	57
Total Vacation Ownership revenue	1,149	46%	786	NM	194
Exchange and Rental
Transaction revenue	198	—	198	3%	193
Membership fee revenue	143	4%	138	7%	129
Ancillary member revenue	9	13%	8	—	8
Total member revenue	350	2%	344	4%	330
Club rental revenue	105	67%	63	NM	9
Other revenue	20	(5)%	21	(5)%	22
Rental management revenue	49	2%	48	(4)%	50
Cost reimbursement revenue	98	3%	95	1%	94
Total Exchange and Rental revenue	622	9%	571	13%	505
Total ILG revenue	$1,771	31%	$1,357	94%	$699

2017 compared to 2016

Revenue for the year ended December 31, 2017 of $1.77 billion increased $414 million, or 31%, compared to revenue of $1.36 billion in 2016. Vacation Ownership segment revenue of $1.15 billion increased $363 million, or 46%, while Exchange and Rental segment revenue of $622 million increased $51 million, or 9%, compared to the prior year.

Vacation Ownership

Vacation Ownership segment revenue, excluding cost reimbursements, increased $305 million, or 50%, in the year compared to 2016. This increase over the prior year resulted predominantly from the inclusion of a full year of Vistana, partly offset by $39 million of revenue recognized in 2016 that pertained to pre-acquisition sales of vacation ownership products deferred as of the acquisition date pursuant to the percentage of completion accounting method. Excluding Vistana and cost reimbursements, segment revenue increased by $13 million, or 9%, largely driven by the consolidation of Great Destinations joint-venture and the resulting inclusion of their financials in our results as of April 1, 2017, as discussed in Note 4 to our consolidated financial statements.

Exchange and Rental

Exchange and Rental segment revenue, excluding cost reimbursements, increased $48 million, or 10%, over 2016. This increase is due to the inclusion of Vistana in our results for a full year. Excluding Vistana and cost reimbursements, segment revenue in the year was lower by $6 million when compared to the prior year. The drop in revenue can be, in part, attributed to the effect of Hurricanes Irma and Maria in the third and fourth quarter of 2017 as approximately 50 Interval Network affiliated resorts remained closed at December 31, 2017. This has resulted in a loss of inventory, for an extended period of time in some cases, which would otherwise be available for exchanges and Getaways.

Additionally, 2017’s activity was unfavorably impacted, largely in the first half of the year, by the continued shift for most of the year in the percentage mix of our membership base from traditional to corporate members. This was offset in part by a combined increase of $1 million in rental management and club rental revenue, when excluding Vistana.

2016 compared to 2015

Revenue for the year ended December 31, 2016 of $1.4 billion increased $658 million, or 94%, compared to revenue of $699 million in 2015. Vacation Ownership segment revenue of $786 million increased $592 million, or 305%, while Exchange and Rental segment revenue of $571 million increased $66 million, or 13%, in the year compared to the prior year.

Vacation Ownership

The increase of $479 million in segment revenue, excluding cost reimbursement, over the prior year principally resulted from the Vistana acquisition which includes $39 million of revenue recognized in the period pertaining to pre-acquisition sales of vacation ownership products deferred as of the acquisition date pursuant to the percentage of completion accounting method. Excluding Vistana and cost reimbursements, segment revenue increased by $7 million, or 5%, primarily driven by stronger sales of consolidated vacation ownership products which rose by $1 million, or 5%, higher resort operations revenue of $4 million, or 25%, and an increase of $1 million in management fee revenue in 2016 over the prior year. The increase in resort operations revenue is attributable to higher reported rental revenue from owned VOIs in the current period compared to last year.

Exchange and Rental

Exchange and Rental segment revenue, excluding cost reimbursements, increased $65 million, or 16%, in 2016 compared to 2015. This increase is due to the inclusion of Vistana in our results subsequent to the acquisition. Excluding Vistana and cost reimbursements, segment revenue decreased by $9 million, or 2%, in 2016 compared to the prior year. This decrease resulted from lower rental management revenue of $2 million, or 4% primarily attributable to less available room nights due to a net reduction in units under management at certain Aqua-Aston resorts. Additionally, 2016 was unfavorably impacted by the continued shift in the percentage mix of our membership base from traditional to corporate members as well as less favorable terms on multi-year corporate renewals of certain large developer clients in a prior year taking effect in the current year. These declines were partly offset by higher average transaction fees for exchanges and Getaways, together with an increase in club rental revenue over the prior year.

Cost of Sales

	Year Ended December 31,
	2017	% Change	2016	% Change	2015
	(Dollars in millions)
Vacation Ownership
Cost of service and membership related	$83	73%	$48	41%	$34
Cost of sales of vacation ownership products	90	(11)%	101	NM	20
Cost of rental and ancillary services	203	78%	114	NM	7
Cost of consumer financing	29	123%	13	NM	—
Cost reimbursements	228	34%	170	198%	57
Total Vacation Ownership cost of sales	633	42%	446	NM	118
Exchange and Rental
Cost of service and membership related sales	82	6%	77	7%	72
Cost of sales of rental and ancillary services	92	33%	69	109%	33
Cost reimbursements	98	3%	95	1%	94
Total Exchange and Rental cost of sales	272	13%	241	21%	199
Total ILG cost of sales	$905	32%	$687	117%	$317

Royalty fee expense	43	54%	28	NM	3

Margin metrics:
ILG:
Gross margin	49%	—	49%	(11)%	55%
Gross margin excluding cost reimbursement revenue/expenses	60%	(2)%	61%	(13)%	70%
Vacation Ownership:
Gross margin	45%	5%	43%	8%	39%
Gross margin excluding cost reimbursement revenue/expenses	56%	2%	55%	—	55%
Exchange and Rental:
Gross margin	56%	(3)%	58%	(5)%	61%
Gross margin excluding cost reimbursement revenue/expenses	67%	(3)%	69%	(7)%	74%

Cost of sales is organized on our consolidated income statement by the respective revenue line items and consists primarily of the following general expense types:

•

Compensation and other employee‑related costs (including stock‑based compensation) for personnel engaged in providing services to members, property owners and/or guests of our respective segment businesses.

•	Costs associated with vacation ownership sales; costs to provide alternative usage options; maintenance fees on unsold inventory and subsidy payments to HOAs; and related sale incentives.
•	Consumer financing expenses representing costs incurred in support of the financing, servicing and securitization processes, as well as interest expense on securitized debt.
•	Other expenses such as costs necessary to operate certain of our managed properties and costs of rental inventory used primarily for Getaways included within the Exchange and Rental segment.

2017 compared to 2016

Cost of sales for the year ended December 31, 2017 increased $218 million from 2016 due to the inclusion of Vistana’s results for a full year. This increase consists of $187 million from our Vacation Ownership segment and $31 million from our Exchange and Rental segment. Overall gross margin was 49% for the year.

Vacation Ownership

 The increase of $129 million in cost of sales, excluding cost reimbursements, from the Vacation Ownership segment was attributable to the inclusion of Vistana in our results for a full year, partly offset by $24 million of direct sales costs recognized in 2016 that pertained to pre-acquisition sales of vacation ownership products deferred as of the acquisition date pursuant to the percentage of completion accounting method. Excluding cost reimbursements and Vistana, cost of sales in this segment were higher by $7 million compared to the prior year. Gross margin for this segment excluding Vistana and cost reimbursements decreased 89 basis points to 53% in the period compared to 54% last year.

Cost of sales of vacation ownership products in 2017 includes approximately $12 million of favorable product cost true-up activity related to the cumulative realization of development cost savings at The Westin Nanea Ocean Villas, as well as a change in presentation of certain HVO expenses to cost of rental and ancillary services as part of our continued integration of that business with Vistana from a financial reporting perspective.

Exchange and Rental

Gross margin for the Exchange and Rental segment in the period, excluding cost reimbursements, decreased 253 basis points to 67% when compared to the prior year. Excluding cost reimbursements and Vistana, cost of sales and gross margin were in-line with the prior year.

Royalty Fee Expense

Royalty fee expense for the period pertains to costs incurred pursuant to our exclusive global licenses for the Hyatt, Sheraton and Westin brands in vacation ownership. The increase of $15 million in royalty fee expense in 2017 compared to the prior year pertains to the inclusion of Vistana in our results for the full period.

2016 compared to 2015

Cost of sales for the year ended December 31, 2016 increased $370 million from 2015 principally due to the inclusion of Vistana’s results subsequent to our acquisition. This increase consists of $328 million from our Vacation Ownership segment and $42 million from our Exchange and Rental segment. Overall gross margin was 49% in the year.

Vacation Ownership

The increase of $215 million in cost of sales, excluding cost reimbursements, from the Vacation Ownership segment was principally attributable to the inclusion of Vistana in our results which includes $24 million of direct sales costs recognized in the period pertaining to pre-acquisition sales of vacation ownership products deferred as of the acquisition date pursuant to the percentage of completion accounting method. Excluding cost reimbursements and Vistana, cost of sales in this segment increased $5 million, or 8%, primarily as a result of higher sales of vacation ownership products and other reported developer costs in the current period compared to last year. Gross margin for this segment excluding Vistana and cost reimbursements decreased 145 basis points to 54% in the period compared to 55% last year.

Exchange and Rental

Gross margin for the Exchange and Rental segment in the period, excluding cost reimbursements, decreased 512 basis points to 69% when compared to the prior year. Excluding cost reimbursements and Vistana, cost of sales and gross margin were relatively in-line with the prior year. The period’s activity reflects lower call center related expenses and member fulfillment costs (included within costs of service and membership related), partly offset by higher third-party purchased accommodations (included within cost of rental and ancillary services).

Royalty Fee Expense

The increase of $25 million in royalty fee expense in 2016 compared to the prior year pertains to the inclusion of Vistana in our results.

Selling and Marketing Expense

	Year Ended December 31,
	2017	% Change	2016	% Change	2015
	(Dollars in millions)
Vacation Ownership	$244	78%	$137	NM	$12
Exchange and Rental	49	(6)%	52	(5)%	55
Total ILG selling and marketing expense	$293	55%	$189	182%	$67
As a percentage of total revenue	17%	21%	14%	40%	10%
As a percentage of total revenue excluding cost reimbursement revenue	20%	18%	17%	42%	12%

Selling and marketing expense for our Vacation Ownership segment primarily relates to sales employee compensation and a range of marketing efforts aimed at generating prospects for our vacation ownership sales activities. These marketing efforts can include activities related to targeted promotional mailings, multi‑night vacation marketing packages and programs, premiums such as gift certificates and tickets to local attractions or events, costs to provide alternative usage options as purchase incentives, and other costs related to encouraging potential purchasers to attend sales presentations and closing transactions. Selling and marketing expenses for our Exchange and Rental segment primarily include printing costs of directories and magazines, promotions, tradeshows, agency fees, marketing fees and related commissions.

Additionally, these expenses for both segments include compensation and other employee‑related costs, including stock‑based compensation and benefits for certain of our operating businesses, pertaining to personnel engaged in sales and sales support functions.

2017 compared to 2016

Selling and marketing expense in 2017 increased $104 million compared to last year, principally due to the inclusion of Vistana’s results for the full period. As a percentage of total revenue excluding cost reimbursements, selling and marketing expense during the period was higher by 188 basis points from last year when excluding Vistana due to continued investments in our VOI sales and marketing platform and the inclusion of Great Destinations in our results from April 1, 2017.

2016 compared to 2015

Selling and marketing expense in 2016 increased $122 million, or 182%, compared to 2015 principally due to the inclusion of Vistana’s results. As a percentage of total revenue excluding cost reimbursements, selling and marketing expense during the year was comparable to the prior year when excluding Vistana.

General and Administrative Expense

	Year Ended December 31,
	2017	% Change	2016	% Change	2015
	(Dollars in millions)
General and administrative expense	$225	14%	$198	32%	$150
As a percentage of total revenue	13%	(13)%	15%	(29)%	21%
As a percentage of total revenue excluding cost reimbursement revenue	16%	(11)%	18%	(33)%	27%
As a percentage of total revenue excluding cost reimbursement revenue and acquisition-related and restructuring costs	15%	(6)%	16%	(45)%	29%

General and administrative expense consists primarily of compensation and other employee‑related costs (including stock‑based compensation) for personnel engaged in oversight, corporate development, finance and accounting, legal, treasury, tax, internal audit, human resources, and certain IT functions, as well as certain facilities costs, fees for professional services, benefits and other items.

2017 compared to 2016

The increase in general and administrative expense in 2017 is attributable to the inclusion of Vistana activity for a full year, which includes a net $4 million of natural disaster related expenses. These expenses include a $15 million inventory impairment charge relating to Hurricane Irma’s impact on The Westin St. John, which was partially offset by $10 million of expected insurance proceeds. Excluding Vistana as well as restructuring and acquisition-related costs pertaining to the transaction, general and administrative expense in 2017 was consistent with last year. As a percentage of revenue excluding cost reimbursements, acquisition-related and restructuring expenses and Vistana, general and administrative expense was in-line with the prior year.

2016 compared to 2015

The increase in general and administrative expense in 2016 is attributable to the inclusion of Vistana. Excluding Vistana and the approximate $10 million increase in professional fees pertaining to the Vistana transaction, general and administrative expense in the 2016 period decreased by $5 million from 2015 in part influenced by lower health and welfare insurance expense; additionally there was an unfavorable $2 million comparison with the prior year related to our estimated accrual for a European Union value added tax matter. As a percentage of revenue excluding cost reimbursements, acquisition related expenses and Vistana, general and administrative expense was lower by 83 basis points compared to last year.

Amortization Expense of Intangibles

	Year Ended December 31,
	2017	% Change	2016	% Change	2015
	(Dollars in millions)
Amortization expense of intangibles	$20	5%	$19	36%	$14
As a percentage of total revenue	1%	—	1%	(50)%	2%
As a percentage of total revenue excluding cost reimbursement revenue	1%	(50)%	2%	(33)%	3%

2017 compared to 2016

Amortization expense of intangibles for the year ended December 31, 2017 was higher by $1 million over 2016 due to incremental amortization expense pertaining to the inclusion of Vistana for a full year.

2016 compared to 2015

Amortization expense of intangibles for the year ended December 31, 2016 increased $5 million over 2015 due to incremental amortization expense pertaining to the Vistana acquisition in May 2016.

Depreciation Expense

	Year Ended December 31,
	2017	% Change	2016	% Change	2015
	(Dollars in millions)
Depreciation expense	$60	40%	$43	139%	$18
As a percentage of total revenue	3%	—	3%	—	3%
As a percentage of total revenue excluding cost reimbursement revenue	4%	—	4%	33%	3%

2017 compared to 2016

Depreciation expense for the year ended December 31, 2017 increased $17 million over 2016 largely due to incremental depreciation expense for a full year related to fixed assets acquired as part of the Vistana acquisition, in addition to other depreciable assets being placed in service subsequent to December 31, 2016. These other depreciable assets pertain primarily to software and related IT hardware.

2016 compared to 2015

Depreciation expense for the year ended December 31, 2016 increased $25 million over 2015 largely due to incremental depreciation expense related to fixed assets acquired as part of the Vistana acquisition, in addition to other depreciable assets being placed in service subsequent to December 31, 2015. These other depreciable assets pertain primarily to software and related IT hardware.

Operating Income

	Year Ended December 31,
	2017	% Change	2016	% Change	2015
	(Dollars in millions)
Vacation Ownership	$82	34%	$61	NM	$8
Exchange and Rental	143	8%	132	8%	122
Total operating income	$225	17%	$193	48%	$130
As a percentage of total revenue	13%	(7)%	14%	(26)%	19%
As a percentage of total revenue excluding cost reimbursement revenue	16%	(11)%	18%	(25)%	24%
As a percentage of total revenue excluding cost reimbursement revenue and acquisition-related and restructuring costs	16%	(20)%	20%	(20)%	25%

2017 compared to 2016

Operating income in 2017 increased $32 million from 2016, consisting of a $21 million increase from Vacation Ownership and a $11 million increase from Exchange and Rental.

Operating income for our VO segment of $82 million was higher by $21 million compared to the prior year driven by the inclusion of Vistana in our results for a full year. The 2017 comparison against 2016 is affected by $15 million of gross profit recognized in 2016 that pertained to pre-acquisition sales of vacation ownership products deferred as of the acquisition date pursuant to the percentage of completion accounting method. Excluding Vistana and acquisition-related and restructuring expenses, this segment’s operating income would have been lower by $3 million from last year in large part due to continued investments in our VOI sales and marketing platform.

             Operating income for our Exchange and Rental segment of $143 million was higher by $11 million compared to the prior year, reflecting the favorable inclusion of Vistana in our results compared to the prior year. Excluding Vistana and acquisition-related and restructuring expenses, this segment’s operating income would have been lower by $6 million compared to the prior year. This decrease can be attributed to the impact of Hurricanes Irma and Maria on our Interval Network affiliated resorts, as discussed in the revenue section above, as well as a decrease in membership revenue year-over-year.

2016 compared to 2015

Operating income in 2016 increased $63 million from 2015, consisting of a $53 million increase from Vacation Ownership and a $10 million increase from Exchange and Rental.

Operating income for our Vacation Ownership segment of $61 million was higher by $53 million compared to the prior year, reflecting the inclusion of Vistana in our results which includes $15 million of gross profit recognized in the period pertaining to pre-acquisition sales of vacation ownership products deferred as of the acquisition date pursuant to the percentage of completion accounting method. However, the period was unfavorably impacted by $13 million of higher acquisition related costs in connection with the Vistana acquisition in May. Excluding Vistana and acquisition related expenses, this segment’s operating income would have been in-line with the prior year.

Operating income for our Exchange and Rental segment of $132 million was higher by $10 million compared to the prior year. Operating income in the year reflects the favorable inclusion of Vistana in our results, offset by $7 million of higher professional fees and other costs incurred principally in connection with closing the Vistana acquisition. Excluding Vistana and acquisition related expenses, this segment’s operating income would have been relatively consistent with last year.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) is a non‑GAAP measure and is defined in “ILG’s Principles of Financial Reporting”.

	Year Ended December 31,
	2017	% Change	2016	% Change	2015
	(Dollars in millions)
Vacation Ownership	$163	24%	$131	NM	$28
Exchange and Rental	189	6%	179	13%	158
Total ILG adjusted EBITDA	$352	14%	$310	67%	$186
As a percentage of total revenue	20%	(13)%	23%	(15)%	27%
As a percentage of total revenue excluding cost reimbursement revenue	24%	(14)%	28%	(18)%	34%

2017 compared to 2016

Adjusted EBITDA for the year ended December 31, 2017 increased by $42 million, or 14%, from 2016, consisting of increases of $32 million from our VO segment and $10 million from our Exchange and Rental segment.

Adjusted EBITDA of $163 million from our Vacation Ownership segment rose by $32 million, or 24%, from the prior year due to the inclusion of Vistana for a full year. The 2017 comparison against 2016 is affected by $26 million of income recognized in 2016 (exclusive of any purchase accounting impact) that pertained to pre-acquisition sales of vacation ownership products deferred as of the acquisition date pursuant to the percentage of completion accounting method. Excluding Vistana, adjusted EBITDA in this segment would have been relatively in-line with the prior year.

Adjusted EBITDA of $189 million from our Exchange and Rental segment rose by $10 million, or 6%, compared to the prior year due to the inclusion of a full year of Vistana. Excluding Vistana, segment adjusted EBITDA would have been lower by $4 million compared to the  prior year. This decrease can be attributed to the impact of Hurricanes Irma and Maria on our Interval Network affiliated resorts, as discussed in the revenue section above, as well as a decrease in membership revenue year-over-year.

2016 Compared to 2015

Adjusted EBITDA for the year ended December 31, 2016 increased by $124 million, or 67%, from 2015, consisting of increases of $103 million from our Vacation Ownership segment and $21 million from our Exchange and Rental segment.

Adjusted EBITDA of $131 million from our Vacation Ownership segment rose by $103 million, or 368%, from the prior year due to the Vistana acquisition which includes $26 million of income recognized in the period (exclusive of any purchase accounting impact) pertaining to pre-acquisition sales of vacation ownership products deferred as of the acquisition date pursuant to the percentage of completion accounting method. Excluding Vistana, adjusted EBITDA in this segment decreased $2 million, primarily reflecting increased investments in our VOI sales and marketing platform in the period.

Adjusted EBITDA of $179 million from our Exchange and Rental segment rose by $21 million, or 13%, compared to the prior year due largely to the Vistana acquisition. Excluding Vistana, segment adjusted EBITDA rose by $1 million from last year in large part due to cost savings in our exchange business.

Other Income (Expense), net

	Year Ended December 31,
	2017	% Change	2016	% Change	2015
	(Dollars in millions)
Interest income	$1	—	$1	—	$1
Interest expense	$(26)	13%	$(23)	10%	$(21)
Equity in earnings from unconsolidated entities	$4	(20)%	$5	25%	$4
Gain on bargain purchase	$2	(99)%	$163	NM	$—
Other income (expense), net	$(3)	(57)%	$(7)	NM	$3

2017 compared to 2016

Interest expense relates to interest and amortization of debt issuance costs on our amended and restated revolving credit facility and our $350 million senior notes. Interest expense in 2017 was higher by $3 million compared to the prior year resulting from a higher average outstanding balance in the period.

Equity in earnings from unconsolidated entities relates to noncontrolling investments that are recorded under the equity method of accounting; principally, our joint venture in Hawaii which developed a vacation ownership resort for the purpose of selling VOIs. Income and losses from this joint venture are allocated based on ownership interests. See Note 7 to our consolidated financial statements for further discussion.

The gain on bargain purchase of $2 million in 2017 pertains to additional tax-related adjustments to our purchase price allocation for Vistana in the second quarter of 2017 prior to the measurement period closing on May 11, 2017.

Other income (expense), net primarily relates to net gains and losses on foreign currency exchange related to certain foreign intercompany loans and non-operating cash positions held by foreign subsidiaries in currencies other than their functional currency. Additionally, in the 2017 period, included in other income (expense), net, is a $5 million write-off of previously unrealized foreign currency losses, carried on our consolidated balance sheet within accumulated other comprehensive loss, recognized upon the substantial liquidation of our Venezuela subsidiary in the fourth quarter of 2017.

Non‑operating foreign exchange net gains were $1 million and net losses were $7 million in 2017 and 2016, respectively. The favorable fluctuations in the period were primarily driven by U.S. dollar denominated intercompany loan positions held at December 31, 2017 which were affected by the weaker dollar compared to the Mexican peso, partly offset by the remeasurement of U.S. dollar denominated non-operating cash positions held by our Mexican subsidiary at year-end. The unfavorable fluctuations in 2016 were primarily driven by U.S. dollar denominated intercompany loan positions held at December 31, 2016 which were affected by the stronger dollar compared to the Mexican peso, partly offset by the remeasurement of U.S. dollar denominated non-operating cash positions held by our Mexican subsidiary at year-end.

2016 Compared to 2015

Interest income of $1 million in 2016 remained relatively consistent with 2015. Interest expense in the period relates to interest and amortization of debt costs on our amended and restated revolving credit facility and our $350 million senior notes issued in April of 2015. Higher interest expense in the year is primarily due to our senior notes, which carry a higher interest rate than our revolving credit facility. This was partly offset by higher interest expense capitalized in connection with vacation ownership development activities and a lower average outstanding balance on our revolving credit facility.

Equity in earnings from unconsolidated entities relates to noncontrolling investments that are recorded under the equity method of accounting; principally, our joint venture in Hawaii.

Gain on bargain purchase was recorded in connection with the Vistana acquisition and represents the excess of the fair value of the net tangible and intangible assets acquired over the purchase price. The change in the gain on bargain purchase is the result of additional adjustments to our purchase price allocation for Vistana.

Other income, net primarily relates to net gains and losses on foreign currency exchange related to certain foreign intercompany loans and non-operating cash held by foreign subsidiaries in currencies other than their functional currency. Non‑operating foreign exchange net losses were $7 million and net gains of $4 million in 2016 and 2015, respectively. The unfavorable fluctuations in 2016 were primarily driven by U.S. dollar denominated intercompany loan positions held at December 31, 2016 which were affected by the stronger dollar compared to the Mexican peso, partly offset by the remeasurement of U.S. dollar denominated non-operating cash positions held by our Mexican subsidiary at year-end. The favorable fluctuations in 2015 primarily driven by U.S. dollar non-operating cash positions held at December 31, 2015 affected by the stronger dollar compared to the Mexican and Colombian pesos.

Income Tax Provision

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Reform Act"). Changes in tax law are accounted for in the period of enactment. The Tax Reform Act significantly changes U.S. tax law by, among other things, lowering the statutory corporate tax rate from 35% to 21% effective in 2018, eliminating certain deductions, requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years, introducing new tax regimes, and changing how foreign earnings are subject to U.S. tax. The SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. SAB 118 allows registrants to record provisional amounts during a one year “measurement period” similar to that used when accounting for business combinations. We have not completed our determination of the accounting implications of the Tax Reform Act on our tax accruals. However, we have reasonably estimated the effects of the Tax Reform Act and recorded provisional amounts in our financial statements as of December 31, 2017.

The ultimate impact of the Tax Reform Act may differ, possibly materially, from these provisional amounts due to among other things, additional analysis, changes in interpretations and assumptions ILG has made, additional regulatory guidance that may be issued, and actions ILG may take as a result of the Tax Reform Act. Any such revisions will be treated in accordance with the measurement period guidance outlined in SAB 118.  As such, we expect to complete our analysis no later than December 22, 2018.

2017 compared to 2016

For the years ended December 31, 2017 and 2016, ILG recorded income tax provisions for continuing operations of $26 million and $60 million, respectively, which represent effective tax rates of 13.0% and 18.2%, respectively. The effective tax rate in 2017 includes a provisional tax benefit for the impact of the Tax Reform Act of approximately $53 million, which significantly reduced it below the federal statutory rate of 35%. This amount is primarily comprised of the remeasurement of federal net deferred tax liabilities resulting from the permanent reduction in the U.S. statutory corporate tax rate from 35% to 21%, partially offset by the mandatory one-time tax on the accumulated earnings of our foreign subsidiaries. In 2016, the effective tax rate was lower than the federal statutory rate of 35% primarily due to the nontaxable gain on bargain purchase recorded in connection with the acquisition of Vistana. This gain on bargain purchase is not subject to income taxation.

2016 compared to 2015

For the years ended December 31, 2016 and 2015, ILG recorded income tax provisions for continuing operations of $60 million and $41 million, respectively, which represent effective tax rates of 18.2% and 35.3%, respectively. In 2016, the effective tax rate is lower than the prior year primarily due to the nontaxable gain on bargain purchase recorded in connection with the acquisition of Vistana. This gain on bargain purchase is not subject to income taxation.

Additional information

The Tax Reform Act is comprehensive tax legislation containing several other provisions that will affect 2018 and later years and which will need to be further analyzed by ILG. Such additional provisions, beginning in 2018, include two new U.S. tax base erosion provisions, the global intangible low-taxed income (“GILTI”) provisions and the base-erosion and anti-abuse tax (“BEAT”) provisions.

The GILTI provisions require ILG to include in its U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary’s tangible assets. ILG may be subject to incremental U.S. tax on GILTI income beginning in 2018 or in later years. ILG has elected to account for GILTI tax in the period in which it is incurred, and therefore has not provided any deferred tax impacts of GILTI in its consolidated financial statements for the year ended December 31, 2017.

The BEAT provisions in the Tax Reform Act disallow the deduction of certain base-erosion payments made to related foreign corporations, by imposing a minimum tax if greater than regular tax. ILG does not expect it will be subject to this tax, but has not completed its analysis of the provision and the implications to ILG.

Our future effective tax rate is expected to be favorably impacted by the Tax Reform Act.  Based on the information currently available to us, we estimate our effective tax rate in future years to be approximately 28%, excluding the impact of discrete items or other items that may cause volatility in the rate.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. In making this determination, we make estimates and assumptions regarding this realization, which is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the history of taxable income in recent years, the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies to make this assessment. A change in these assumptions may increase or decrease our valuation allowance resulting in an increase or decrease in our effective tax rate, which could materially affect our consolidated financial statements.

At December 31, 2017, ILG had a valuation allowance of approximately $47 million related to a portion of the foreign NOLs, other foreign assets and materially all of the state NOLs and all capital loss carryforwards for which, more likely than not, the tax benefit will not be realized. During 2017, ILG’s valuation allowance increased by $11 million. This net increase is primarily related to a determination that it is more likely than not that certain deferred tax assets in Mexico will not be realized, partially offset by the remeasurement of certain valuation allowances as a result of the Tax Reform Act.

In connection with the Vistana transaction, Starwood and ILG entered into a Tax Matters Agreement that generally governs the parties' respective rights, responsibilities, and obligations with respect to taxes, including both taxes arising in the ordinary course of business as well as taxes, if any, incurred as a result of any failure of the Vistana reorganization, spinoff, Merger and certain related transactions consummated in connection with Starwood's internal restructuring to qualify for their intended U.S. federal income tax treatment. In addition to allocating responsibility for these taxes between the parties, the Tax Matters Agreement sets forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters. The Tax Matters Agreement also generally prohibits ILG, Vistana and any subsidiary of Vistana from taking certain actions that could cause the failure of the Vistana reorganization, spin-off, Merger and certain related transactions consummated in connection with Starwood's internal restructuring from qualifying for their intended tax treatment. Additional details can be found in the Tax Matters Agreement which was included as an exhibit to Form 8-K filed on May 12, 2016.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2017, we had $122 million of cash and cash equivalents, including $104 million of U.S. dollar equivalent or denominated cash deposits held by foreign subsidiaries which are subject to changes in foreign exchange rates. Of this amount, $71 million is held in foreign jurisdictions, principally the U.K. Under the Tax Reform Act, all accumulated foreign earnings are mandatorily deemed to be repatriated and taxed, which is also referred to as the Transition Tax. The Transition Tax is assessed regardless of whether ILG will actually repatriate its undistributed foreign earnings. Historically, it has been ILG’s practice and intention to reinvest the earnings of certain of its foreign subsidiaries. In light of the significant changes made by the Tax Reform Act, ILG will no longer be permanently reinvested with regard to the earnings of its foreign subsidiaries. A provisional tax expense was recorded related to taxes that could apply to these earnings such as foreign withholding taxes and certain U.S. state taxes. ILG will continue to be permanently reinvested with respect to the remaining excess of the amount for financial reporting over the tax basis of investments in our foreign subsidiaries.

Additionally, we are also exposed to risks associated with the repatriation of cash from certain of our foreign operations to the United States where currency restrictions exist, such as Argentina, which limit our ability to immediately access cash through repatriations. These currency restrictions had no impact on our overall liquidity during the year ended December 31, 2017 and the respective cash balances were immaterial to our overall cash on hand.

We believe that our cash on hand along with our anticipated operating future cash flows and availability under our $600 million revolving credit facility, which may be increased to up to $700 million subject to certain conditions, as well as future securitizations of our vacation ownership mortgages receivable, are sufficient to fund our operating needs, quarterly cash dividend, capital expenditures, development and expansion of our operations, debt service, investments and other commitments and contingencies for at least the next twelve months. However, our operating cash flow and access to securitizations may be impacted by macroeconomic and other factors outside of our control.

Cash Flows Discussion

Operating Activities

Net cash and restricted cash provided by operating activities was $205 million in 2017 compared to net cash and restricted cash of $8 million provided by operating activities in 2016. The increase of $197 million in 2017 from 2016 was principally due to higher net cash receipts largely attributable to the inclusion of Vistana for a full year, partly offset by inventory spend of $231 million during the year in large part related to development activities at The Westin Nanea Ocean Villas, Sheraton Steamboat Resort Villas, The Westin Desert Willow Villas, The Westin St. John Resort Villas and The Westin Resort & Spa, Cancun; lower income taxes paid of $39 million; a $10 million royalty pre-payment in 2016 to Hyatt triggered by the Vistana acquisition; and the timing of certain cash disbursements. These increases were partly offset by $10 million of higher interest paid, net of amounts capitalized.

Net cash and restricted cash provided by operating activities was $8 million in 2016 compared to net cash and restricted cash of $140 million provided by operating activities in 2015. The decrease of $132 million in 2016 from 2015 was principally due to higher inventory spend of $175 million at Vistana since the acquisition mostly related to on-going development activities at The Westin Nanea Ocean Villas and The Westin Los Cabos Resort Villas & Spa properties; higher income taxes paid of $65 million; a $10 million royalty pre-payment in 2016 to Hyatt triggered by the Vistana acquisition; $9 million of higher interest paid, net of amount capitalized; and the timing of certain cash disbursements. These cash outflows were partly offset by higher net cash receipts largely attributable to the inclusion of Vistana.

Investing Activities

Net cash used in investing activities of $115 million in 2017 primarily pertains to capital expenditures, mostly related to investments in assets used mainly to support marketing and sales locations, resort operations, as well as IT initiatives.

Net cash used in investing activities of $127 million in 2016 primarily pertains to the Vistana acquisition, net of cash acquired, of $22 million, as well as the acquisition of the remaining partnership interest of a noncontrolling interest of $1 million, capital expenditures of $95 million, primarily related to IT initiatives and investments by Vistana on assets primarily used to support marketing and sales locations and resort operations, including sales centers. In addition, we made an investment in an unconsolidated entity for $5 million.

Net cash used in investing activities of $21 million in 2015 primarily related to capital expenditures, mainly related to IT initiatives.

Financing Activities

Net cash and restricted cash provided by financing activities of $12 million in 2017 relates to proceeds of $325 million from a vacation ownership mortgages receivable securitization transaction in September 2017. The proceeds from the securitization transaction were initially used primarily to pay down a portion of the borrowings under our revolver, which we utilize to fund our construction projects at Vistana.

These increases were primarily offset by:

•	repayments of $178 million on securitized debt;
•	dividend payments of $74 million to ILG stockholders;
•	repurchases of our common stock at market prices totaling $28 million, including commissions, which settled during the year;
•	net payments of $20 million on our revolving credit facility;
•	and withholding taxes on the vesting of restricted stock units and restricted stock of $7 million.

Net cash and restricted cash provided by financing activities of $259 million in 2016 related to proceeds of $375 million from a vacation ownership mortgages receivable securitization transaction in September 2016 and net borrowings of $165 million on our revolving credit facility. The proceeds from the securitization transaction were initially used primarily to pay down a portion of the borrowings under our revolver, which we utilize to fund our construction projects at Vistana.

These increases were primarily offset by:

•	repurchases of our common stock at market prices totaling $101 million, including commissions, which settled during the year;
•	repayments of $93 million on securitized debt;
•	cash dividend payments to ILG stockholders of $52 million as well as a cash dividend payment of $2 million to a noncontrolling interest holder;
•	payment of $24 million to Vistana’s former owner related to a pre-acquisition financing obligation;
•	payments of debt issuance costs totaling $7 million related to the securitization, amendments to the amended credit agreement and the exchange offer of the senior notes;
•	and withholding taxes on the vesting of restricted stock units and shares of $2 million.

Net cash and restricted cash used in financing activities of $103 million in 2015 primarily related to net principal payments of $413 million on our revolving credit facility, cash dividend payments of $28 million as well as cash dividend payments of $3 million to a noncontrolling interest, payments of debt issuance costs of $7 million related primarily to our issuance of senior notes and also to amendments to our amended credit agreement, and withholding taxes on the vesting of restricted stock units of $4 million. These uses of cash were partially offset by the proceeds of the issuance of senior notes of $350 million, of which net proceeds were used to repay indebtedness outstanding on our revolving credit facility, and excess tax benefits from stock‑based awards.

Revolving Credit Facility

On April 10, 2015, we entered into a third amendment to the amended credit agreement which changed the leverage‑based financial covenant from a maximum consolidated total leverage to EBITDA ratio of 3.5 to 1.0 to a maximum consolidated secured leverage to EBITDA ratio of 3.25 to 1.0. In addition, the amendment added an incurrence test requiring a maximum consolidated total leverage to EBITDA ratio of 4.5 to 1.0 on a pro forma basis in certain circumstances in which we make acquisitions or investments, incur additional indebtedness or make restricted payments. Also, the amendment added an additional pricing level to the pricing grid for when the consolidated leverage to EBITDA ratio equals or exceeds 3.5 to 1.0. This pricing level is either LIBOR plus 2.5% or the base rate plus 1.5% and requires a commitment fee on undrawn amounts of 0.4% per annum. There were no other material changes under this amendment.

On May 5, 2015, we entered into a fourth amendment which changes the definition of change of control to remove the provision that certain changes in the composition of the board of directors would constitute a change of control and therefore be a default under the credit agreement. The amendment also includes additional clarifying language regarding provisions that relate to our 5.625% senior notes due in 2023. There were no other material changes under this amendment.

On May 17, 2016, we entered into a fifth amendment to the amended credit agreement which extended the maturity of the credit facility through May 17, 2021, and modified requirements with respect to assignments by lenders in connection with the acquisition of Vistana in May of 2016. There were no other material changes under this amendment.

As of December 31, 2017, borrowings outstanding under the revolving credit facility amounted to $220 million, with $366 million available to be drawn, net of any letters of credit.

Senior Notes

On April 10, 2015, we completed a private offering of $350 million in aggregate principal amount of our 5.625% senior notes due in 2023. The net proceeds from the offering, after deducting offering related expenses, were $343 million. We used the proceeds to repay indebtedness outstanding on our revolving credit facility. As of December 31, 2017, total unamortized debt issuance costs pertaining to our senior notes were $5 million.

Interest on the senior notes is paid semi‑annually in arrears on April 15 and October 15 of each year and the senior notes are fully and unconditionally guaranteed on a joint and several basis by our domestic subsidiaries that are required to guarantee the amended credit facility. Additionally, the voting stock of the issuer and the subsidiary guarantors is 100% owned by ILG. The senior notes are redeemable from April 15, 2018 at a redemption price starting at 104.219% which declines over time.

Restrictions and Covenants

The senior notes and amended credit agreement have various financial and operating covenants that place significant restrictions on us, including our ability to incur additional indebtedness, to incur additional liens, issue redeemable stock and preferred stock, pay dividends or distributions or redeem or repurchase capital stock, prepay, redeem or repurchase debt, make loans and investments, enter into agreements that restrict distributions from our subsidiaries, sell assets and capital stock of our subsidiaries, enter into certain transactions with affiliates and consolidate or merge with or into or sell substantially all of our assets to another person.

The indenture governing the senior notes restricts our ability to issue additional debt in the event we are not in compliance with the minimum fixed charge coverage ratio of 2.0 to 1.0 and limits restricted payments and investments unless we are in compliance with the minimum fixed charge coverage ratio and the amount is within an amount that grows with our consolidated net income. We met the minimum fixed charge coverage ratio as of December 31, 2017. Additionally, the revolving credit facility requires us to meet certain financial covenants regarding the maintenance of a maximum consolidated leverage ratio of consolidated secured debt over consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), as defined in the amended credit agreement. As of December 31, 2017, the maximum consolidated secured leverage to EBITDA ratio is 3.25x and the minimum consolidated interest coverage ratio is 3.0x. As of December 31, 2017, ILG was in compliance in all material respects with the requirements of all applicable financial and operating covenants and our consolidated secured leverage ratio and consolidated interest coverage ratio under the amended credit agreement were 0.68 and 14.31, respectively.

VOI Term Securitization

On September 22, 2017, we completed a term securitization transaction involving the issuance of $325 million of asset-backed notes. An indirect wholly-owned subsidiary of Vistana issued $240 million of Class A notes, $59 million of Class B notes and $26 million of Class C notes. The notes are backed by vacation ownership loans and have coupons of 2.33%, 2.63% and 2.93%, respectively, for an overall weighted average coupon of 2.43%. The advance rate for this transaction was approximately 97%.

Of the $325 million in proceeds from the transaction, approximately $65 million was held in escrow to purchase additional vacation ownership loans, including the redemption of the outstanding balance on Vistana’s 2011 securitization completed in December 2017. The remainder of the proceeds were used to pay down a portion of the borrowings outstanding under our $600 million revolving credit facility, pay transaction expenses, fund required reserves  and for general corporate purposes.

On September 20, 2016, we completed a term securitization transaction involving the issuance of $375 million of asset-backed notes. An indirect wholly-owned subsidiary of Vistana issued $346 million of Class A notes and $29 million of Class B notes. The notes are backed by vacation ownership loans and have coupons of 2.54% and 2.74%, respectively, for an overall weighted average coupon of 2.56%. The advance rate for this transaction was 96.5%.

Of the $375 million in proceeds from the transaction, approximately $33 million was used to repay the outstanding balance on Vistana’s 2010 securitization and the remainder was used to pay down a portion of the borrowings outstanding under our $600 million revolving credit facility, pay transaction expenses, fund required reserves and for general corporate purposes. In the first quarter of 2017, the VIE purchased approximately $19 million of loans, allowing for the release of the proceeds held in escrow as of December 31, 2016.

Free Cash Flow

Free cash flow is a non‑GAAP measure and is defined in “ILG’s Principles of Financial Reporting.” For the years ended December 31, 2017, 2016 and 2015, free cash flow was $128 million, $180 million and $129 million, respectively. The decrease in 2017 from 2016 is a result of the lower net securitization activities and higher capital expenditures, partly offset by the increase in net cash provided by operating activities as discussed above.

Dividends and Share Repurchases

In 2017, our Board of Directors declared and we paid quarterly dividend payments of $0.15 per share in March, June, September and December, amounting to $19 million each. For the year ended December 31, 2017, we paid cash dividends totaling $74 million. In February 2018, our Board of Directors declared a $0.175 per share dividend payable March 30, 2018 to shareholders of record on March 16, 2018.

In 2016, our Board of Directors declared and we paid quarterly dividend payments of $0.12 per share amounting to $7 million in the first quarter, $16 million in the second quarter, and $15 million in each of the last two quarters. For the year ended December 31, 2016, we paid cash dividends totaling $52 million.

In 2015, our Board of Directors declared and we paid quarterly dividend payments of $0.12 per share amounting to $7 million each quarter. For the year ended December 31, 2015, we paid $28 million in cash dividends.

In May 2016, our Board of Directors increased the then remaining share repurchase authorization to a total of $100 million. In November 2016, the Board authorized repurchases of up to $50 million of ILG common stock. During the year ended December 31, 2017, we repurchased 1.1 million shares for $28 million, including commissions, with $21 million available for future repurchases as of December 31, 2017. During the year ended December 31, 2016, we repurchased 6.5 million shares for $101 million, including commissions and there were no repurchases of common stock during the year ended December 31, 2015.

Acquired shares of our common stock are held as treasury shares carried at cost on our consolidated financial statements. Common stock repurchases may be conducted in the open market or in privately negotiated transactions. The amount and timing of all repurchase transactions are contingent upon market conditions, applicable legal requirements and other factors. This program may be modified, suspended or terminated by us at any time without notice.

Contractual Obligations and Commercial Commitments

We have funding commitments that could potentially require our performance in the event of demands by third parties or contingent events. At December 31, 2017, guarantees, surety bonds and letters of credit totaled $102 million. This amount includes maximum exposure under guarantees of $50 million primarily related to our vacation rental business’s hotel and resort management agreements, including those with guaranteed dollar amounts, and accommodation leases supporting the rental management activities entered into on behalf of the property owners for which either party generally may terminate such leases upon 60 to 90 days prior written notice to the other.

In addition, certain of the vacation rental business’s hotel and resort management agreements provide that owners receive specified percentages of the revenue generated under management. In these cases, the operating expenses for the rental operations are paid from the revenue generated by the rentals, the owners are then paid their contractual percentages, and we either retain the balance (if any) as our management fee or make up the deficit. Although such deficits are reasonably possible in a few of these agreements, as of December 31, 2017, future amounts are not expected to be significant, individually or in the aggregate. Certain of our vacation rental businesses also enter into agreements, as principal, for services purchased on behalf of property owners for which they are subsequently reimbursed. As such, we are the primary obligor and may be liable for unreimbursed costs. As of December 31, 2017, amounts pending reimbursement are not significant.

As of December 31, 2017, our letters of credit totaled $14 million and were principally related to our Vacation Ownership sales and financing activities. More specifically, these letters of credit provide alternative assurance on amounts held in escrow which enable our developer entities to access purchaser deposits prior to closings, as well as to provide a guarantee of maintenance fees owed by our developer entities during subsidy periods at a particular vacation ownership resort, among other items.

Contractual obligations and commercial commitments at December 31, 2017 are as follows:

	Payments Due by Period
		Up to			More than
Contractual Obligations	Total	1 year	1 ‑ 3 years	3 ‑ 5 years	5 years
	(Dollars in millions)
Debt principal(a)	$570	$—	$—	$220	$350
Debt interest(a)	133	28	56	43	6
Purchase obligations and other commitments(b)	71	37	25	9	—
Operating leases	148	21	32	20	75
Total contractual obligations	$922	$86	$113	$292	$431

(a)

Debt principal and projected debt interest represent principal and interest to be paid on our senior notes and our revolving credit facility based on the balance outstanding as of December 31, 2017, exclusive of debt issuance costs. In addition, also included are certain fees associated with our revolving credit facility based on the unused borrowing capacity and outstanding letters of credit balances, if any, as of December 31, 2017. Interest on the revolving credit facility is calculated using the prevailing rates as of December 31, 2017.

(b)

The purchase obligations primarily relate to future guaranteed purchases of rental inventory, operational support services, marketing related benefits, and membership fulfillment benefits and other commitments.

	Amount of Commitment Expiration Per Period
	Total
	Amounts	Less than			More than
Other Commercial Commitments(c)	Committed	1 Year	1 ‑ 3 Years	3 ‑ 5 Years	5 Years
	(In millions)
Guarantees, surety bonds and letters of credit	$102	$70	$23	$9	$—

(c)

Commercial commitments include minimum revenue guarantees related to hotel and resort management agreements, accommodation leases entered into on behalf of the property owners, and funding commitments that could potentially require performance in the event of demands by third parties or contingent events, such as under a letter of credit extended or under guarantees.

Off‑Balance Sheet Arrangements

Except as disclosed above in our Contractual Obligations and Commercial Commitments (excluding “Debt principal”), as of December 31, 2017, we did not have any significant off‑balance sheet arrangements, as defined in Item 303(a) (4) (ii) of SEC Regulation S‑K.

Recent Accounting Pronouncements

Refer to Note 2 accompanying our consolidated financial statements for a description of recent accounting pronouncements.

Seasonality

Refer to Note 1 accompanying our consolidated financial statements for a discussion on the impact of seasonality.

ILG’S PRINCIPLES OF FINANCIAL REPORTING

Definition of ILG’s Non‑GAAP Measures

Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as net income attributable to common stockholders excluding, if applicable: (1) non‑operating interest income and interest expense, (2) income taxes, (3) depreciation expense, and (4) amortization expense of intangibles.

Adjusted EBITDA is defined as EBITDA excluding, if applicable: (1) non‑cash compensation expense, (2) goodwill and asset impairments and/or permitted reversals, (3) acquisition related and restructuring costs, (4) other non‑operating income and expense, (5) the impact of the application of purchase accounting, and (6) other special items.

Adjusted net income is defined as net income attributable to common stockholders excluding the impact of (1) acquisition related and restructuring costs, (2) other non‑operating foreign currency remeasurements, (3) the impact of the application of purchase accounting, (4) goodwill and asset impairments and/or permitted reversals, and (5) other special items.

Adjusted earnings per share (EPS) is defined as adjusted net income divided by the weighted average number of shares of common stock outstanding during the period for basic EPS and, additionally, inclusive of dilutive securities for diluted EPS.

Consolidated timeshare contract sales represent total timeshare interests sold at consolidated projects pursuant to purchase agreements, gross of incentives and net of actual cancellations and rescissions, where we have met a minimum threshold amounting to a 10% down payment of the contract purchase price during the period. For upgrade sales, we include on the incremental value purchased.

Free cash flow is defined as cash provided by operating activities less capital expenditures, plus net changes in financing-related restricted cash and net borrowing and repayment activity related to securitizations, and excluding certain payments unrelated to our ongoing core business, such as acquisition-related and restructuring costs.

Total timeshare contract sales represents total timeshare interests sold at consolidated and unconsolidated projects pursuant to purchase agreements, gross of incentives and net of actual cancellations and rescissions, where we have met a minimum threshold amounting to a 10% down payment of the contract purchase price during the period. For upgrade sales, we include only the incremental value purchased.

Our presentation of above‑mentioned non‑GAAP measures may not be comparable to similarly‑titled measures used by other companies. We believe these measures are useful to investors because they represent the consolidated operating results from our segments, excluding the effects of any non‑core expenses or gains. We also believe these non‑GAAP financial measures improve the transparency of our disclosures, provide a meaningful presentation of our results from our business operations, excluding the impact of certain items not related to our core business operations and improve the period‑to‑period comparability of results from business operations. These non‑GAAP measures have certain limitations in that they do not take into account the impact of certain expenses to our statement of operations; such as non‑cash compensation and acquisition related and restructuring costs as it relates to adjusted EBITDA. We endeavor to compensate for the limitations of the non‑GAAP measures presented by also providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non‑GAAP measure.

We report these non‑GAAP measures as supplemental measures to results reported pursuant to GAAP. These measures are among the primary metrics by which we evaluate the performance of our businesses, on which our internal budgets are based and by which management is compensated. We believe that investors should have access to the same set of metrics that we use in analyzing our results. These non‑GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. We provide and encourage investors to examine the reconciling adjustments between the GAAP and non‑GAAP measures which are discussed below.

Items That Are Excluded From ILG’s Non‑GAAP Measures (as applicable)

Amortization expense of intangibles is a non‑cash expense relating primarily to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as customer relationships, purchase agreements and resort management agreements are valued and amortized over their estimated lives. We believe that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs.

Depreciation expense is a non‑cash expense relating to our property and equipment and is recorded on a straight‑line basis to allocate the cost of depreciable assets to operations over their estimated service lives.

Non‑cash compensation expense consists principally of expense associated with the grants of restricted stock units. These expenses are not paid in cash, and we will include the related shares in our future calculations of diluted shares of stock outstanding. Upon vesting of restricted stock units, the awards will be settled, at our discretion, on a net basis, with us remitting the required tax withholding amount from our current funds.

Goodwill and asset impairments are non‑cash expenses relating to adjustments to goodwill and long‑lived assets whereby the carrying value exceeds the fair value of the related assets, and are infrequent in nature.

Acquisition related and restructuring costs are transaction fees, costs incurred in connection with performing due diligence, subsequent adjustments to our initial estimate of contingent consideration obligations associated with business acquisitions, and other direct costs related to acquisition activities. Additionally, this item includes certain restructuring charges primarily related to workforce reductions, costs associated with integrating acquired businesses and estimated costs of exiting contractual commitments.

Other non‑operating income and expense consists principally of foreign currency translations of cash held in certain countries in currencies, principally U.S. dollars, other than their functional currency, in addition to any gains or losses on extinguishment of debt.

Impact of the application of purchase accounting represents the difference between amounts derived from the fair value remeasurement of assets and liabilities acquired in a business combination versus the historical basis. We believe generally this is most meaningful in the first year subsequent to an acquisition.

Other special items consist of other items that we believe are not related to our core business operations. For the years ended December 31, 2017 and 2016, such items include (as applicable to the respective period): (i) the gain on bargain purchase recognized as part of the Vistana acquisition, (ii) costs related to the litigation matters described in Note 22 accompanying the financial statements, (iii) impact to our financial statements related to natural disasters, including Hurricane Irma and other named storms, (iv) costs related to activist defense, and with regard to adjusted net income: (v) the provisional net tax benefit related to the Tax Reform Act and (vi) the impact of the substantial liquidation of our Venezuela subsidiary.

RECONCILIATIONS OF NON‑GAAP MEASURES

The following tables reconcile Net income attributable to common stockholders in total to operating income, and to EBITDA and adjusted EBITDA for our operating segments for the years ended December 31, 2017, 2016 and 2015 (in millions). The noncontrolling interest relates primarily to the Vacation Ownership segment.

	Year Ended December 31, 2017
	Vacation	Exchange
	Ownership	and Rental	Consolidated
Net income attributable to common stockholders			$174
Net income attributable to noncontrolling interest			3
Net income			177
Income tax provision			26
Other special items			(2)
Equity in earnings from unconsolidated entities			(4)
Other non-operating expense, net			3
Interest expense			26
Interest income			(1)
Operating income	$82	$143	225
Other non-operating income (expense), net	3	(6)	(3)
Other special items	—	2	2
Equity in earnings from unconsolidated entities	4	—	4
Net income attributable to noncontrolling interest	(3)	—	(3)
Depreciation expense	39	21	60
Amortization expense of intangibles	8	12	20
EBITDA	133	172	305
Other special items	4	—	4
Asset impairments	10	—	10
Impact of purchase accounting	(4)	—	(4)
Acquisition related and restructuring costs	10	2	12
Less: Other non-operating (income) expense, net	(3)	6	3
Non-cash compensation expense	13	9	22
Adjusted EBITDA	$163	$189	$352

	Year Ended December 31, 2016
	Vacation	Exchange
	Ownership	and Rental	Consolidated
Net income attributable to common stockholders			$270
Net income attributable to noncontrolling interest			2
Net income			272
Income tax provision			60
Other special items			(163)
Equity in earnings from unconsolidated entities			(5)
Other non-operating expense, net			7
Interest expense			23
Interest income			(1)
Operating income	$61	$132	193
Other non-operating income (expense), net	(11)	4	(7)
Other special items	—	163	163
Equity in earnings from unconsolidated entities	5	—	5
Net income attributable to noncontrolling interest	(2)	—	(2)
Depreciation expense	25	18	43
Amortization expense of intangibles	8	11	19
EBITDA	86	328	414
Other special items	—	(163)	(163)
Impact of purchase accounting	12	—	12
Acquisition related and restructuring costs	15	7	22
Less: Other non-operating (income) expense, net	11	(4)	7
Non-cash compensation expense	7	11	18
Adjusted EBITDA	$131	$179	$310

	Year Ended December 31, 2015
	Vacation	Exchange
	Ownership	and Rental	Consolidated
Net income attributable to common stockholders			$74
Net income attributable to noncontrolling interest			2
Net income			76
Income tax provision			41
Equity in earnings from unconsolidated entities			(4)
Other non-operating income, net			(3)
Interest expense			21
Interest income			(1)
Operating income	$8	$122	130
Other non-operating income, net	—	3	3
Equity in earnings from unconsolidated entities	4	—	4
Net income attributable to noncontrolling interest	(2)	—	(2)
Depreciation expense	2	16	18
Amortization expense of intangibles	5	9	14
EBITDA	17	150	167
Impact of purchase accounting	1	—	1
Acquisition related and restructuring costs	7	1	8
Less: Other non-operating income, net	—	(3)	(3)
Non-cash compensation expense	3	10	13
Adjusted EBITDA	$28	$158	$186

The following tables reconcile EBITDA and adjusted EBITDA to operating income for our operating segments for the quarters respective to years ended December 31, 2017 and 2016 (in millions).

	Vacation Ownership(1)
	Quarter Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2017	2017	2017	2017	2017
Resort operations revenue	$58	$53	$52	$52	$213
Management fee revenue	30	33	34	57	155
Sales of vacation ownership products, net	105	118	127	113	464
Consumer financing revenue	21	22	23	23	89
Cost reimbursement revenue	58	59	63	48	228
Total Revenue	272	285	299	293	1,149
Cost of service and membership related	13	14	14	43	83
Cost of sales of vacation ownership products	25	28	20	17	90
Cost of rental and ancillary services	51	57	53	42	203
Cost of consumer financing	6	7	7	8	29
Cost reimbursements	58	59	63	48	228
Total Cost of sales	153	165	157	158	633
Royalty fee expense	10	10	11	10	41
Selling and marketing expense	57	63	64	60	244
General and administrative expense	24	27	26	24	102
Amortization expense of intangibles	2	2	2	2	8
Depreciation expense	10	10	10	10	39
Total operating costs and expenses	256	277	270	264	1,067
Operating income	16	8	29	29	82
Amortization expense of intangibles	2	2	2	2	8
Depreciation expense	10	10	10	10	39
Equity in earnings of unconsolidated entities	2	1	1	—	4
Net income attributable to noncontrolling interests	(1)	—	(1)	(1)	(3)
Other non-operating income (expense), net	11	(2)	(1)	(6)	3
EBITDA	40	19	40	34	133
Non-cash compensation expense	2	4	3	3	13
Acquisition related and restructuring costs	3	4	2	1	10
Asset Impairments	2	2	4	2	10
Other special items	—	1	—	2	4
Impact of purchase accounting	(3)	(1)	—	—	(4)
Less: Other non-operating (income) expense, net	(11)	2	1	6	(3)
Adjusted EBITDA	$33	$31	$50	$48	$163

	Vacation Ownership(1)
	Quarter Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2016	2016	2016	2016	2016
Resort operations revenue	$5	$30	$53	$50	$136
Management fee revenue	21	27	31	30	110
Sales of vacation ownership products, net	8	40	70	195	313
Consumer financing revenue	2	11	23	20	57
Cost reimbursement revenue	15	38	59	58	170
Total Revenue	51	146	236	353	786
Cost of service and membership related	9	12	12	14	48
Cost of sales of vacation ownership products	5	15	18	60	101
Cost of rental and ancillary services	2	23	46	44	114
Cost of consumer financing	—	3	4	7	13
Cost reimbursements	15	38	59	58	170
Total Cost of sales	31	91	139	183	446
Royalty fee expense	1	5	9	11	27
Selling and marketing expense	3	27	52	55	137
General and administrative expense	14	22	26	22	82
Amortization expense of intangibles	1	2	3	2	8
Depreciation expense	—	5	9	11	25
Total operating costs and expenses	50	152	238	284	725
Operating income (loss)	1	(6)	(2)	69	61
Amortization expense of intangibles	1	2	3	2	8
Depreciation expense	—	5	9	11	25
Equity in earnings of unconsolidated entities	1	1	2	1	5
Net income attributable to noncontrolling interests	—	(1)	—	—	(2)
Other non-operating expense, net	—	—	(5)	(6)	(11)
EBITDA	3	1	7	77	86
Non-cash compensation expense	1	2	2	2	7
Acquisition related and restructuring costs	3	6	3	2	15
Impact of purchase accounting	—	4	3	5	12
Less: Other non-operating expense, net	—	—	5	6	11
Adjusted EBITDA	$7	$13	$20	$92	$131

	Exchange and Rental (1)
	Quarter Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2017	2017	2017	2017	2017
Transaction revenue	$59	$49	$47	$44	$198
Membership fee revenue	36	36	36	36	143
Ancillary member revenue	2	2	3	3	9
Total member revenue	97	87	86	83	350
Club rental revenue	30	27	26	22	105
Other revenue	5	5	4	4	20
Rental management revenue	14	11	12	10	49
Cost reimbursement revenue	26	26	24	23	98
Total Revenue	172	156	152	142	622
Cost of service and membership related sales	22	19	21	21	82
Cost of sales of rental and ancillary services	26	21	24	21	92
Cost reimbursements	26	26	24	23	98
Total Cost of sales	74	66	69	65	272
Royalty fee expense	—	1	—	—	2
Selling and marketing expense	13	13	11	12	49
General and administrative expense	30	31	32	30	123
Amortization expense of intangibles	3	3	3	3	12
Depreciation expense	5	5	5	5	21
Total operating costs and expenses	125	119	120	115	479
Operating income	47	37	32	27	143
Amortization expense of intangibles	3	3	3	3	12
Depreciation expense	5	5	5	5	21
Other non-operating expense, net	(1)	—	—	(4)	(6)
Other special items (gain on bargain purchase)	—	2	—	—	2
EBITDA	54	47	40	31	172
Non-cash compensation expense	4	3	2	2	9
Acquisition related and restructuring costs	—	—	1	—	2
Other special items	—	(1)	1	1	—
Less: Other non-operating expense, net	1	—	—	4	6
Adjusted EBITDA	$59	$49	$44	$38	$189

	Exchange and Rental (1)
	Quarter Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2016	2016	2016	2016	2016
Transaction revenue	$58	$50	$47	$43	$198
Membership fee revenue	31	35	36	36	138
Ancillary member revenue	2	1	1	2	8
Total member revenue	91	86	84	81	344
Club rental revenue	3	15	24	22	63
Other revenue	5	6	6	5	21
Rental management revenue	13	10	13	12	48
Cost reimbursement revenue	22	24	25	24	95
Total Revenue	134	141	152	144	571
Cost of service and membership related sales	18	17	21	21	77
Cost of sales of rental and ancillary services	12	18	20	20	69
Cost reimbursements	22	23	25	24	95
Total Cost of Sales	52	58	66	65	241
Royalty fee expense	1	—	—	—	1
Selling and marketing expense	13	15	13	12	52
General and administrative expense	24	32	30	29	116
Amortization expense of intangibles	2	3	3	3	11
Depreciation expense	5	4	5	5	18
Total operating costs and expenses	97	112	117	114	439
Operating income	37	29	35	30	132
Amortization expense of intangibles	2	3	3	3	11
Depreciation expense	5	4	5	5	18
Other non-operating income, net	1	1	1	1	4
Other special items	—	197	(9)	(25)	163
EBITDA	45	234	35	14	328
Non-cash compensation expense	2	3	3	3	11
Acquisition related and restructuring costs	—	6	—	—	7
Other special items	—	(197)	9	25	(163)
Less: Other non-operating income, net	(1)	(1)	(1)	(1)	(4)
Adjusted EBITDA	$46	$45	$46	$41	$179

(1)	Individual amounts for the quarters may not add to the annual amount because of rounding.

The following tables present the inputs used to compute operating income and adjusted EBITDA margin for our operating segments for the years ended December 31, 2017, 2016 and 2015 (in millions).

	Vacation Ownership
	Year Ended December 31,
	2017	2016	2015
Revenue	$1,149	$786	$194
Revenue excluding cost reimbursement revenue	921	616	137
Operating income	82	61	8
Adjusted EBITDA	163	131	28
Margin computations
Operating income margin	7%	8%	4%
Operating income margin excluding cost reimbursement revenue	9%	10%	6%
Adjusted EBITDA margin	14%	17%	14%
Adjusted EBITDA margin excluding cost reimbursement revenue	18%	21%	20%

	Exchange and Rental
	Year Ended December 31,
	2017	2016	2015
Revenue	$622	$571	$505
Revenue excluding cost reimbursement revenue	524	476	411
Operating income	143	132	122
Adjusted EBITDA	189	179	158
Margin computations
Operating income margin	23%	23%	24%
Operating income margin excluding cost reimbursement revenue	27%	28%	30%
Adjusted EBITDA margin	30%	31%	31%
Adjusted EBITDA margin excluding cost reimbursement revenue	36%	38%	38%

The following table reconciles cash provided by operating activities to free cash flow for the years ended December 31, 2017, 2016 and 2015 (in millions).

	Year Ended December 31,
	2017	2016	2015
Operating activities before inventory spend (excluding restricted cash)	$310	$168	$143
Inventory spend	(231)	(175)	—
Net changes in operating-related restricted cash	126	15	(3)
Net cash and restricted cash provided by operating activities	205	8	140
Repayments on securitizations	(178)	(93)	—
Proceeds from securitizations, net of debt issuance costs	322	370	—
Net changes in financing-related restricted cash	14	(25)	—
Net securitization activities	158	252	—
Net changes in operating-related restricted cash	(126)	(15)	3
Capital expenditures	(119)	(95)	(20)
Acquisition-related and restructuring payments	10	30	6
Free cash flow	$128	$180	$129

The following tables reconcile net income attributable to common stockholders to adjusted net income, and to adjusted earnings per share for the years ended December 31, 2017, 2016 and 2015 (in millions).

	Year Ended December 31,
	2017	2016	2015
Net income attributable to common stockholders	$174	$270	$74
Acquisition-related and restructuring costs	12	22	8
Other non-operating foreign currency remeasurements	(1)	7	(4)
Impact of purchase accounting	(2)	15	1
Other special items	(40)	(163)	—
Asset impairments	10	—	—
Income tax impact on adjusting items(1)	(8)	(16)	(2)
Adjusted net income	$145	$135	$77
Earnings per share attributable to common stockholders:
Basic	$1.40	$2.67	$1.28
Diluted	$1.38	$2.65	$1.27
Adjusted earnings per share:
Basic	$1.17	$1.34	$1.34
Diluted	$1.15	$1.33	$1.32
Weighted average number of common stock outstanding:
Basic	124,032	100,868	57,400
Diluted	125,833	101,732	57,989

	Year Ended December 31,
	2017		2016		2015
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings per share	$1.40	$1.38	$2.67	$2.65	$1.28	$1.27
Acquisition related and restructuring costs	0.09	0.09	0.21	0.21	0.13	0.13
Other non-operating foreign currency remeasurements	(0.00)	(0.00)	0.07	0.07	(0.07)	(0.06)
Asset impairments	0.08	0.08	—	—	—	—
Impact of purchase accounting	(0.02)	(0.02)	0.16	0.16	0.02	0.02
Other special items	(0.32)	(0.32)	(1.61)	(1.60)	0.01	(0.01)
Income tax impact of adjusting items(1)	(0.06)	(0.06)	(0.16)	(0.16)	(0.03)	(0.03)
Adjusted earnings per share	$1.17	$1.15	$1.34	$1.33	$1.34	$1.32

(1)	Tax rate utilized is the applicable effective tax rate respective to the period to the extent amounts are deductible or taxable.

The following table reconciles contract sales to sales of vacation ownership products, net, for the years ended December 31, 2017, 2016 and 2015 (in millions).

	Year Ended December 31,
	2017	2016	2015
Total timeshare contract sales	$561	$358	$98
Provision for loan losses	(36)	(22)	(2)
Contract sales of unconsolidated projects	(63)	(64)	(72)
Percentage of completion	—	39	—
Other items and adjustments(1)	2	2	3
Sales of vacation ownership products, net	464	313	27
Provision for loan losses	36	22	2
Percentage of completion	—	(39)	—
Other items and adjustments(1)	(2)	(1)	(3)
Consolidated timeshare contract sales	$498	$295	$26

(1)	Includes adjustments for incentives, other GAAP deferrals, cancelled sales, fractional sales and other items.